Filed Pursuant to Rule 424B3
Registration No. 333-115433
PROSPECTUS

22,650,000 Shares of Common Stock

RS Group of Companies, Inc.

             We have prepared this Prospectus to allow certain of our current stockholders (referred to throughout this Prospectus as “selling stockholders”) to sell, from time to time after the registration statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission, up to 22,650,000 shares of our Common Stock, no par value (the “Common Stock”). We are not selling any shares of our Common Stock under this Prospectus. The shares of Common Stock that we are registering for resale include: (i) 10,725,000 shares to be issued to certain selling shareholders upon such selling shareholders’ conversion to our Common Stock of shares of Series B Convertible Preferred Stock (the “Series B Preferred”) currently outstanding, (ii) 5,362,500 shares to be issued to certain selling stockholders upon the exercise of Series B-1 Common Stock Purchase Warrants (the “Series B-1 Warrants”) with an exercise price of $1.50, (iii) 5,362,500 shares to be issued upon the exercise of Series B-2 Common Stock Purchase Warrants (the “Series B-2 Warrants” and, collectively with the Series B-1 Warrants, the “Warrants”) with an exercise price of $2.25, and (iv) 1,200,000 shares issued to certain of the selling stockholders. As of the date of this Prospectus, none of the Series B Preferred shares have been converted into Common Stock and none of the Warrants have been exercised for purchase of Common Stock.

      The selling stockholders may sell the Common Stock being offered by this Prospectus from time to time (directly or through agents or dealers) on terms to be determined at the time of sale. The prices at which the selling stockholders may sell their shares may be determined by the prevailing market price for the shares or in negotiated transactions.

      The selling stockholders will receive the proceeds from the sales made under this Prospectus — we will receive no part of the proceeds of the sale of the Common Sock on conversion of the Series B Preferred. If all of the Warrants are exercised, we will receive $8,043,750 from the sale of the Series B-1 Warrants (each warrant with an exercise price of $1.50) and $12,065,625 from the sale of the Series B-2 Warrants (each warrant with an exercise price of $2.25), for total proceeds of $20,109,375. We will use these proceeds for general corporate purposes. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

      Our Common Stock is quoted on the OTC Electronic Bulletin Board by The National Association of Securities Dealers, Inc. under the symbol “RSGC.OB.” On August 9, 2004, the last reported sale price of our Common Stock on the OTC Electronic Bulletin Board was $0.84 per share.

Investing in our Common Stock involves a high degree of risk.

See “Risk Factors” beginning on page 3 of this prospectus.

       Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 18, 2004

      No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us.

      Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this Prospectus speaks only as of the date of this Prospectus unless the information specifically indicates that another date applies.

      This Prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This Prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents, if any, for a more complete understanding of

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what we discuss in this Prospectus. In making a decision to invest in the Common Stock, you must rely on your own examination of our company and the terms of the offering and the Common Stock, including the merits and risks involved.

      We are not making any representation to you regarding the legality of an investment in the Common Stock by you under any legal investment or similar laws or regulations. You should not consider any information in this Prospectus to be legal, business, tax or other advice. You should consult your own attorney, business adviser and tax adviser for legal, business and tax advice regarding an investment in the Common Stock.

      Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”), the selling stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a “distribution” of the shares, such selling stockholders, any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M also prohibits any bid or purchase for the purpose of pegging, fixing or stabilizing the price of the Common Stock in this offering.

      In this Prospectus, “RS Group of Companies, Inc.,” the “Company,” “we,” “us” and “our” refer to RS Group of Companies, Inc. and its subsidiaries, taken as a whole, unless the context otherwise requires.

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PROSPECTUS SUMMARY

      The following summary highlights certain material aspects of the offering for resale of common stock by the selling stockholders covered by this prospectus but may not contain all of the information that is important to you. You should read this summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus, including the “Risk Factors” beginning on page 3.

The Offering

      Issuer: RS Group of Companies, Inc. (the “Company”).

      Description of Business: The Company, a corporation formed under Florida law with its headquarters in Toronto, Canada, is a holding company for an integrated group of insurance and finance-related businesses and affinity program managers. The Company has developed and is implementing a strategy to design, structure and sell a broad series of pass-through risk, specialty insurance and reinsurance platform products throughout North America.

      Securities Offered: This Prospectus relates to the resale by certain selling stockholders of the Company of up to 22,650,000 shares of our Common Stock, in connection with the resale of: (i) up to 10,725,000 shares of our Common Stock which may be issued upon conversion of shares of Series B Convertible Preferred Stock (“Series B Preferred”) that were issued in a private placement that closed on April 28, 2004 (the “Series B Private Placement”); (ii) up to 10,725,000 shares of our Common Stock which may be issued upon the exercise of certain warrants issued in connection with the Series B Private Placement (up to 5,362,500 shares of Common Stock issuable upon the exercise of outstanding three year Series B-1 Common Stock purchase warrants having an exercise price of $1.50 per share and up to 5,362,500 shares of Common Stock issuable upon the exercise of outstanding three year Series B-2 Common Stock purchase warrants having an exercise price of $2.25 per share); and (iii) 500,000 shares of Common Stock issued to Ardent Advisors, LLC and 700,000 shares of Common Stock issued to The Del Mar Consulting Group, Inc. for their respective consulting services and as a “finder’s fee” for introducing investors to the Company.

      Plan of Distribution: The selling stockholders may sell shares of the Company’s Common Stock in the public market or through privately negotiated transactions or otherwise. The selling stockholders may sell these shares of Common Stock through ordinary brokerage transactions, directly to market makers or through any other means described in the section entitled “Plan of Distribution”.

      OTC Symbol: RSGC.OB

      Use of Proceeds: We will not receive any of the proceeds from the sale by any selling stockholder of the Common Stock. Certain selling stockholders may exercise their three-year Common Stock purchase warrants (Series B-1 at an exercise price of $1.50 per share and Series B-2 at an exercise price of $2.25 per share). If all of the Warrants are exercised, we will receive $8,043,750 from the sale of the Series B-1 Warrants (each warrant with an exercise price of $1.50) and $12,065,625 from the sale of the Series B-2 Warrants (each warrant with an exercise price of $2.25), for total proceeds of $20,109,375. We will use the funds received from the exercise of these Warrants for general corporate purposes.

      Offering Price: To be determined by the prevailing market price for the shares at the time of the sale or in negotiated transactions.

Risk Factors:	An investment in our Common Stock is subject to significant risks. You should carefully consider the information set forth in the “Risk Factors” section on page 3 of this Prospectus as well as other information set forth in this Prospectus, including our financial statements and related notes.

Terms of the Sale:	To be determined at the time of the sale.

Total Shares of Our Common Stock Outstanding as of July 28, 2004:	17,390,030

Special Note Regarding Forward-looking Statements

      We have made statements under the captions “Risk Factors,” and in other sections of this Prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. Except for historical facts, the statements in this Prospectus are forward-looking statements. Forward-looking statements are merely our current predictions of future events. These statements are inherently uncertain, and actual events could differ materially from our predictions. Important factors that could cause actual events to vary from our predictions include those discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, or anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the section entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.” Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness or any of these forward-looking statements. We urge readers to review carefully the risk factors described in this Prospectus and the other documents that we file with the Securities and Exchange Commission. You can read these documents at www.sec.gov.

      WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, NEW EVENTS OR ANY OTHER REASON, OR REFLECT ANY EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS PROSPECTUS OR THE DATE OF ANY APPLICABLE PROSPECTUS SUPPLEMENT OR THE DATE OF DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS THAT INCLUDE FORWARD-LOOKING STATEMENTS.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business. If any of the following risks actually occur, our business could be materially and adversely affected. In those cases, the trading price of our common stock could decline, and you may lose all or part of your investment.

      We have identified the following risks that could affect the Company and have implemented appropriate mitigation strategies to protect our shareholders.

Risks Related to Our Business

      Licensing and Legislation. We will be required to become licensed by the insurance regulators in each jurisdiction in the United States and Canada that we select to conduct our insurance business. Accordingly, our objective of having our requests for licensing approved in a prompt manner is subject to the procedures, infrastructure and staff capacities of such insurance regulators. We are required to comply with a complex set of rules and regulations that often vary from state to state and country to country. If we fail to comply with these rules and regulations, we, our subsidiaries and affiliates, any insurance company doing business with us, our officers, or agents with whom we contract could be subject to various sanctions, including censure, fines, a cease-and-desist order or other penalties. This risk, as well as changes in the regulatory climate or the enforcement or interpretation of existing law, could require changes to our business or otherwise harm our business. In order to mitigate the risk of regulatory delay, we have structured our consumer insurance products, especially the Rent ShieldTM program, so that they are part of a suite of services subscribed to by our members. Because the Company itself purchases insurance protection to transfer 100% of the risk of the rental guarantee, in most jurisdictions this requires no agency licensing on our behalf. However, new legislation may be passed and regulations imposed in various jurisdictions that might negatively impact our business operations and economics of our programs, and may subject our products and services to increased regulatory oversight.

      Market Withdrawal by Underwriters. When an insurance underwriter wishes to withdraw from a market it will typically give the client approximately one year’s notice to replace its underwriting commitment. If a company is heavily committed to one underwriter this can be devastating. We have built our retail underwriting capacity upon multiple sources of underwriting support to attempt to reduce the impact of this possibility. However, no assurance can be given that a withdrawal by one or more of our underwriters will not have a material effect.

      Catastrophic Loss. Traditional catastrophic exposures, such as windstorm, fire and terrorism, are excluded from policies written under the RentShieldTM program. Our credit default insurance, like many insurance products, is subject to unpredictable risks that could result in catastrophic losses. For example, the economy of a given geographic area may suddenly enter a recessionary period resulting in a sudden rise in rental defaults. Our product line will be spread among diverse geographic, economic and industrial sectors throughout North America and Europe in an effort to reduce this risk exposure, but we can give no assurance that we will be successful in reducing such risk.

      Adequacy of Reserves. Unpaid claims and claim adjustment expenses with respect to our insurance products represent our best estimate of amounts necessary to settle all outstanding claims, including claims that are incurred but not reported as of the reporting date. Our reserve projections are based primarily on detailed analysis of the facts in each case, experience with similar cases and various historical patterns. Consideration is given to such historical patterns as field reserving trends and claims settlement practices, loss payments, inflation, reinsurance program changes, pending levels of unpaid claims and product mix, as well as court decisions, economic conditions and public attitudes. The process of establishing loss reserves is complex and imprecise because it is subject to variables that are influenced by significant judgmental factors. Establishing loss reserves, including loss reserves for catastrophic events that have occurred, is an estimation process. Many factors can ultimately affect the final settlement of a claim and, therefore, the necessary reserve. Changes in the law, litigation results, rental prices, and other factors can all affect the ultimate claim costs. In addition, time can be a critical factor in reserving determinations, since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement can be. Inadequate reserves, whether through our internal miscalculations or through external factors, may negatively impact our business and may also trigger a failure on our part to comply with regulatory requirements that may limit or eliminate our ability to conduct business in certain jurisdictions.

      Cost of Reinsurance. We attempt to limit risk of loss through the practice of reinsurance. The availability and cost of reinsurance protection is subject to market conditions, which are outside of our control. As a result, we may not be able to successfully reduce risk through these arrangements. In particular, recent tightening of availability in the reinsurance market has led to increased prices and/or less favorable terms during the renewal of some of our existing reinsurance agreements. In addition, we are subject to credit risk with respect to our reinsurance because the ceding of risk to reinsurers does not relieve us of our obligation as primary insurer to our customers. We may also experience difficulties in the future in recovering material reinsurance receivables under our reinsurance if one or more reinsurers suffers a financial downturn or ceases doing business.

      Economic Downturn. In an severe economic downturn, people tend to allocate their resources to more essential goods and services to address more immediate needs. It may become more difficult for consumers to afford insurance premiums and the purchase of insurance may even be perceived as a luxury to some consumers. Even if there may be little immediate effect on our products, we will attempt to deploy our products and services on a broad regional basis in order to diversify our risks and mitigate the effect of an economic downturn. There is no assurance that we can accomplish such diversification and mitigation nor can we be certain that a major economic downturn could be offset by geographic diversification. Accordingly, a major downturn in the domestic and international economy could, for our products and services, have a material adverse effect on our business, financial condition and prospects.

      Poor Demand. Poor demand for our products and services could have a significant negative impact on our business and prevent us from attaining our goals. With respect to the RentShieldTM product, we have held small focus group studies and individual interviews with landlords in two of our major markets, which have indicated a broad acceptance of the RentShieldTM concept. Such surveys are helpful but are not statistically accurate studies, nor do they guarantee that we will have success. Some potential participating landlords have expressed interest in the RentShieldTM product, even if they are unable to pass the cost on to the tenant. While such feedback is promising, there can be no assurance that the appeal of our products and demand is widespread.

      We face competition which could result in lower revenues. The insurance industry is highly competitive. Currently, there is less competition in our particular product sectors, particularly the rental unit insurance program and time-share unit insurance, than in the general insurance industry product sectors. However, we expect to see increased competition from several other companies, including large, well capitalized international companies. We have taken steps, including but not limited to pursuing strategic alliances and negotiations for joint ventures, in order to protect our current and projected market share, should competitors enter the market place. However, there is no assurance that such efforts will be successful.

      We have a history of operating losses and there is no assurance that we will achieve profitability in the future. We have a history of operating losses. We cannot predict when, or if, we will ever achieve profitability. For the period from inception (February 27, 2003) to December 31, 2003, our revenues were only $58,492 and we accumulated losses of approximately $2,250,987. If we continue to experience operating losses, an investment in our Common Stock is at risk of being lost.

      We may be unable to obtain additional capital required to fund our operations and finance our growth. The development of our programs will require additional capital. Our business plan is to acquire additional revenue-producing assets in the insurance sector, both domestically and abroad. We may seek capital through the issuance of additional equity or take on debt if the terms are appropriate. While our strategy is to acquire companies or enter into joint ventures with revenue-generating and profitable entities, we may be unable to obtain additional funds in a timely manner or on acceptable terms. This would render us unable to fund our operations or expand our business. If we are unable to obtain capital when needed, we may have to restructure our business (which may include divesting certain assets or abandoning certain sectors of the insurance lines in which we currently or intend to specialize) or delay or abandon our development and expansion plans. Although we have been successful in the past in obtaining equity financing for working capital and capital expenditures, we will have ongoing capital needs as we expand our business. If we raise additional funds through the sale of equity or convertible securities, your ownership percentage of our Common Stock will be reduced. In addition, these transactions may dilute the value of our Common Stock. We may have to issue securities that have rights, preferences and privileges that are senior to our Common Stock. If we seek additional funding through the issuance of debt securities or secure borrowings, the terms of any additional indebtedness may include restrictive financial and operating covenants that would limit our ability to compete and expand.

      Future acquisitions of other companies may result in disruptions to our business and additional expenses. We have completed the acquisition of Canadian Intermediaries Limited and are in the process of reviewing several other potential acquisition or joint venture candidates. Our strategy may include building our business through acquisitions. However, acceptable acquisition candidates may not be available in the future or may not be available on terms and conditions acceptable to us. Further, acquisitions involve numerous risks, including among others, difficulties and expenses incurred in the consummation of acquisitions and assimilations of the operations, personnel and services and products of the acquired companies. Additional risks associated with acquisitions include the difficulties of operating new businesses, the diversion of management’s attention from other business concerns and the potential loss of key employees of the acquired company. If we do not successfully integrate the business we have acquired and may acquire in the future, our business will suffer.

      If we cannot effectively manage our anticipated growth, our business may suffer. If we pursue greater current market shares and potential new market opportunities, such expansion of our operations is expected to place a strain on our personnel, management, financial and other resources. To manage our growth effectively, we must, among other things:

•	successfully attract, train, motivate and manage a larger number of employees for product development, administrative, sales and customer support activities;

•	control higher working capital requirements;

•	seek to acquire or enter into joint ventures with companies that have self-sustaining operations that will not place strains on our management and resources; and

•	improve the efficiencies within our operating, administrative, financial and accounting systems, procedures and controls.

      If we fail to manage our growth properly, we may incur unnecessary expenses and the efficiency of our operations may decline.

      We will need to expand our internal sales, marketing and distribution capabilities or engage a significant outside partner. We currently have a small marketing and sales team in our organization and we will need to attract additional qualified and experienced marketing and sales personnel. If this recruitment effort does not successfully address our marketing needs, we may have to secure a strategic partner who is able to bring us substantial marketing resources to achieve wider acceptance for our insurance products and services. The inability to expand the size and quality of our sales and marketing force and/or partner with an institution that has the sales skills and experience we will need may negatively impact our business, financial condition and prospects.

      We may be unable to hire and retain the skilled personnel we need to maintain or expand our operations. Every enterprise faces potential attrition problems. To maintain our current business as well as accomplish our objective to grow, we must attract and retain highly skilled managerial, sales and marketing, actuarial and product development personnel. If we fail to attract and retain the necessary personnel, we may be unable to achieve our current business objectives or achieve growth and may lose our competitive position, which could lead to a significant decline in net revenues. We face significant competition for these skilled professionals from other companies, academic institutions, government entities and other organizations.

      Our success depends on the services of our executive officers and key employees. Our future success depends to a significant degree on the skills and efforts of our Chairman of the Board and Chief Executive Officer, John Hamilton. If we lost the services of Mr. Hamilton, our business and operating results could be adversely affected. We also depend on the ability of our other executive officers and members of senior management to work effectively as a team. The loss of one or more of our executive officers or senior management members could impair our ability to manage our business effectively.

      Corporate governance requirements are likely to increase our costs and make it more difficult to attract qualified directors. We face recently enacted corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as rules adopted pursuant to that legislation by the SEC. We expect that these and other new laws, rules and regulations may increase our legal and financial compliance costs and make some activities more difficult, time consuming and costly. We also expect that new regulatory requirements will make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur significantly higher costs to obtain coverage. These new requirements are also likely to make it more difficult for us to attract and retain qualified individuals to serve as members of our board of directors or committees of the board that may be established by the Company, particularly the audit committee.

      International Business Risks. As our operations expand into the international sector, we shall face political, legal, operational and other risks not encountered by our U.S. operations. We face the risks of discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that could prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies it holds into U.S. dollars or other currencies. In addition, we will rely on local sales forces in these countries and may encounter labor problems resulting from workers associations and trade unions in some countries. Our foreign insurance operations generally will write policies denominated in local currencies and in large part invest in local currencies. Although investing in local currencies limits the effect of currency exchange rate fluctuation on local operating results, fluctuations in such rates affect the translation of these results into our financial statements and could have a material adverse effect on our business, financial condition or results of operations. Furthermore, emerging foreign markets can be subject to severe economic and financial disruptions, including significant devaluations of their currencies and low or negative growth rates in economies.

Risks Related to Our Common Stock

      We may issue additional shares of our capital stock that could dilute the value of your shares of common. We are authorized to issue both Common and Preferred Stock. Our capital stock consists of 100,000,000 authorized shares of Common Stock, no par value, and 100,000,000 authorized shares of Preferred Stock, which consists of 75,000,000 authorized shares of Series A Convertible Preferred Stock, no par value, and 12,750,000 authorized shares of Series B Convertible Preferred Stock, no par value.

      As of July 28, 2004, 17,390,030 shares of our Common Stock, 60,000,000 shares of Series A Convertible Preferred Stock, and 10,725,000 shares of Series B Convertible Preferred Stock were issued and outstanding.

      The Series A Convertible Preferred Stock is convertible into our Common Stock at a rate of one share of Common Stock for every two shares of Series A Convertible Preferred Stock. The Series B Preferred is convertible into our Common Stock at a rate of one share of Common Stock for every one share of Series A Convertible Preferred Stock (subject to adjustments to the conversion price, currently $.80 per share, resulting from dividends, splits, and other factors).

      Three-year Common Stock purchase warrants were issued in two series, Series B-1 Warrants and Series B-2 Warrants, by us as of April 28, 2004. If all of these warrants are exercised, they will be exchanged for a total of 10,725,000 shares of our Common Stock. In light of our need for additional financing, we may authorized and issue shares of Common Stock at below current market prices or additional convertible securities that could dilute the earnings per share and book value of your shares of our Common Stock.

      We have never paid dividends on our capital stock, and we do not anticipate paying dividends in the foreseeable future. We have not paid dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our Common Stock will be your sole source of gain for the foreseeable future.

      Price Volatility; Limited Trading Market. Our Common Stock is traded on the NASD OTC-BB under the symbol RSGC.OB. The average daily trading volume from September 25, 2003 through July 15, 2004 is approximately 98,078 shares. Over that same period, the daily closing price per share has been as low as $.90 and as high as $2.17. Since these quotations reflect dealer-to-dealer prices, without retail mark-ups, mark-downs or commissions they may not represent actual transactions. Accordingly, the Common Stock is thinly traded in comparison to companies with greater market capitalization. We have experienced more volatility than most higher priced stocks. As a result, large sell trades, negative news and general economic pressures on the stock market can have an impact on the price of the Common Stock that is more pronounced than securities of other issuers with larger listed stock volume or higher prices per share. If shareholders seek to sell their shares in a thinly traded stock, it may be difficult to obtain the price desired. Further, our Common Stock has a limited float. This offering may result in outstanding shares of Common Stock of 40,040,030, of which 22,650,000 shares may be owned by selling stockholders upon conversion of the Series B Preferred and exercise of the Warrants. Our officers and directors, directly or indirectly, beneficially own, on a convertible basis, approximately 30,000,000 shares of Common Stock. When a large percentage of the outstanding stock of a company is held by management and insiders, the float is limited and the stock is much less liquid. Accordingly, if all or a substantial amount of the share of Common Stock being offered hereunder comes to market it could adversely affect the trading price of the Common Stock.

      Percentage of Control by Certain Stockholders. We acquired Rent Gard Corporation (“Rent Gard”) through an exchange of shares that took place on April 24, 2003. We issued 60,000,000 shares of voting Series A Convertible Preferred Stock (“Series A Preferred”) in exchange for all of the issued and outstanding stock of Rent Gard, making Rent Gard our wholly-owned subsidiary. As a result of that acquisition and other transactions, including a 3-1 forward Common Stock split and the subsequent cancellation of Common Stock shares by the majority shareholder at the time, the stockholders of the Company controlled approximately 83% of the voting shares. A high percentage of control will be maintained by a small minority of stockholders comprised of management and persons who are related to management after this offering. This will make it difficult for any selling stockholder, or even a voting block of selling stockholders, to have a significant influence on management’s decisions.

USE OF PROCEEDS

      The shares of Common Stock offered by this Prospectus are being offered by the selling stockholders. We will not receive any proceeds from the sale of Common Stock shares by the selling stockholders. We will receive proceeds from the exercise of the Series B-1 Warrants and Series B-2 Warrants. If all of the Warrants are exercised, we will receive $8,043,750 from the sale of the Series B-1 Warrants (each warrant with an exercise price of $1.50) and $12,065,625 from the sale of the Series B-2 Warrants (each warrant with an exercise price of $2.25), for total proceeds of $20,109,375. These proceeds will be used for general corporate purposes and an undetermined portion may be used, in part or in whole, to fund acquisitions. For information about the selling stockholders, see “Selling Stockholders.”

DESCRIPTION OF BUSINESS

      RS Group of Companies, Inc. (the “Company”, which may be referred to as “we”, “us” or “our”) is a holding company for an integrated group of insurance and finance-related businesses and affinity program managers. We have developed and are implementing a strategy to design, structure and sell a broad series of pass-through risk, specialty insurance and reinsurance platform products throughout North America. The Company was formerly known as “Rent Shield Corp.” and changed its name to “RS Group of Companies, Inc.” on April 23, 2004.

      We are the successor, through a share exchange that occurred on April 24, 2003, to E-Hobby Network, Inc., a corporation that was formed under Florida law on January 3, 2001. The name of the Company was changed to “Rent Shield Corp.” on April 8, 2003. The exchange of shares was made with Rent Gard Corporation, (“Rent Gard”), a privately held corporation formed under Florida law. Prior to the share exchange, and after giving effect to a 3-1 forward split (the record date for the stock split was April 22, 2003 with a payment date of April 29, 2003), the Company had 66,228,600 shares of Common Stock issued and outstanding and no preferred shares issued and outstanding.

      We issued 60,000,000 shares of Series A Preferred in exchange for all the issued and outstanding stock of Rent Gard. This share exchange was effected as a nonpublic offering in reliance upon the exemption from registration under the Securities Act in Section 4(2) of the Securities Act. As a result, Rent Gard became our wholly-owned subsidiary. In connection with the share exchange, our majority shareholder agreed to cancel 54,000,000 of 60,000,000 shares of her post-split Common Stock. As a result of the cancellation and the subsequent issuance of shares, the Company had 12,228,600 shares of Common Stock issued and outstanding and 60,000,000 shares of Series A Preferred Stock issued and outstanding.

      We have positioned ourselves as a pass-through risk solution provider of various credit related products. In November 2003, through our wholly-owned subsidiary, Rent Gard Corporation (“Rent Gard”) and pursuant to a services agreement between Rent Gard and Rent Shield America Service Corporation (“RSASC”), we introduced Rent ShieldTM (www.rentshieldexpress.com), a residential rental guarantee program being offered to North America’s $300 billion residential real estate market. The Rent-Gard/ RSASC agreement terminated on March 1, 2004 when we acquired 100% of the outstanding shares of RSASC and the rights granted under the agreement in exchange for the issuance of 1,000,000 shares our Common Stock to RSASC’s owner. The Rent ShieldTM product is being marketed to real estate landlords in North America, with the objective of reducing the financial risk inherent in property management.

      We intend to continue our efforts to develop the practice of including financial guarantee insurance in other areas, including construction and real estate development, offering future value guarantee insurance, and providing mortgage insurance for the residential market. We are currently engaged in discussions and contract negotiations with other insurance and reinsurance companies regarding possible strategic marketing partnership and enhanced insurance product offerings.

      In November 2003, we entered into a Share Purchase Agreement for the acquisition of Canadian Intermediaries Limited (“CIL”), a Lloyd’s of London coverholder that is controlled by Stephen Stonhill, a Director of our company (a “coverholder” is a person authorized by Lloyd’s to accept or to issue insurance documents evidencing the acceptance of risks on behalf of Lloyd’s underwriting agents). This acquisition closed on April 29, 2004. We acquired, in a private placement transaction, all of the issued and outstanding shares of CIL from CIL’s sole shareholder, Stephen Stonhill, a director of the Company, for $2,500,000 in cash and 1,667,000 shares our Common Stock, valued at $1.50 per share. CIL’s gross premiums for the period January 1, 2004 through May 31,2003 were approximately $8,800,000 and net revenues were approximately $390,000. Based on the previous performance of CIL, the acquisition is expected to add, by the end of our 2005 fiscal year, a minimum of $25 million in gross revenues and $1.75 million of net revenues.

      In December 2003, we provided insurance to Insured Donations Inc., a Canadian-based company that offers insurance on certain charitable donation tax shelters to protect against taxes, interests and penalties should the Canadian government challenge the charitable tax shelter program. We recognized revenue from this transaction of approximately $58,492. We anticipate that we will offer additional insurance to Insured Donations Inc. and that our 2004 income from this relatively new line of insurance will exceed that of 2003.

      Value Guaranteed Vacations Inc., an affiliated company, has developed a product that offers protection to timeshare owners against the devaluation and depreciation of their timeshare ownership interests. It is being marketed to large timeshare developers and promoters to offer to existing and prospective timeshare owners.

      Another affiliate, RSC Financial Corporation is a non-conforming mortgage lender and sub-prime mortgage provider that focuses on servicing individuals who do not qualify for a conventional mortgage. It expects to launch an innovative mortgage product in the third quarter of 2004.

      In November 2003, we began discussions for the acquisition of 49% of the issued share capital of Dashwood, Brewer & Phipps Ltd. (“Dashwood”), a Lloyd’s Insurance Broker. We expect the acquisition to close in September 2004. As consideration for the purchase, we agreed to pay Dashwood Pounds Sterling 1,475,450. We expect to recoup the cost of this investment in Dashwood by placing insurance through Dashwood in amounts sufficient to generate substantial brokerage commissions for Dashwood, because we will share in 49% of Dashwood’s profits. We will effectively recapture 49% of our brokerage expenses that would have been paid to non-related brokers on insurance derived from our business lines that we intend to place through Dashwood.

Business Overview

Products and Services

      RentShieldTM is our residential rental guarantee program. It is marketed to real estate landlords in North America’s $300 billion residential real estate market, with the objective of reducing the financial risk inherent in property management.

      The RentShieldTM product facilitates the landlord’s receipt of rents by electronic payment, pays up to $10,000 to the landlord for willful property damage caused to the unit by a tenant, and, should a tenant default on rental payment, pays the outstanding amount within 30 days after the rental due date for up to six months on the remaining term of the lease. The RentShieldTM damage protection benefit provides coverage for tenant damage to walls, doors, ceilings, floors, fixtures and fittings, and ensures the landlord that its rent will be paid within 30 days while the covered damage caused by a tenant is repaired. If a rental unit is abandoned by a tenant, coverage is provided from the first day that the abandonment is determined to have occurred and we provide legal services through outside professionals to assist in the process of confirming a charge of abandonment.

      The program eliminates the last month’s rent, upfront payments and security deposits from the tenant’s cost of moving in and speeds the landlord’s process of qualifying a tenant for an apartment We collect the landlord’s rent payments through RentShieldTM Tenant Recoveries and pay any associated legal, eviction or collection fees. Landlords are charged an initial membership fee currently set at $299. This covers the background and credit checks of tenants (see RentShieldTM Express in the next paragraph) and other initial administrative services for the landlord. Thereafter, the landlord is charged three-and one-half percent of its rent roll, which is paid to us either up front, on an annual basis, or on a monthly basis as a direct withdrawal from the landlord’s account.

      We also provide RentShieldTM Express, which includes credit verification and background checks to help landlords select qualified tenants. The entire program may be accessed by customers through an Internet-based network. RentShieldTM Express is a fully automated online system designed to provide landlords with rapid credit verification, site inspections, tenant pre-qualifications, and vacancy advertising.

      The Company anticipates that, by the first quarter of 2005, it will be in a position to offer landlords rental interruption insurance, trade credit insurance and appraisal insurance. With respect to rental interruption insurance, in the event landlords are unable to re-rent their units at the end of a current lease, they will be covered for losses while they market the property through a Company-approved rental agent. Landlords will become eligible for our rental interruption insurance product after one year in good standing as a RentShieldTM Member.

      Value Guaranteed Vacations Inc. is a corporation formed under the laws of the Province of Ontario, Canada (“VGV, Inc.”). VGV, Inc. has developed “VGV”, an insurance product that is designed to protect timeshare owners against devaluation and depreciation of their timeshare ownership interests through a timeshare owner “membership program.” We have entered into an exclusive 10 year agreement with VGV, Inc. to provide all insurance in support of VGV, Inc.’s insurance product. The VGV, Inc. program is designed to provide a 10-year guarantee of the value of the timeshare at the date of purchase. A timeshare developer will offer the program to new and existing timeshare unit owners. The timeshare developer who participates in the VGV, Inc. program will pay VGV, Inc. a premium of 25% of the sales price of the unit, which is built into the price paid by the timeshare owner. There is also a 5% membership fee that is imposed per unit that joins the program. If the timeshare owner maintains participation as a VGV Member for 10 years the timeshare owner will receive the option of redeeming the property for 100% of the original purchase price plus the guarantee fee or keeping the unit and being reimbursed for the guarantee fee. New members receive a $500 bonus when they sign up for a VGV membership. VGV is also in the process of discussions with credit card issuers to offer a no fee, low interest credit card under an “affinity program” that will provide timeshare owner-members with access to a suite of discounted travel products and services.

      Our Credit Default Insurance (financial guarantee) is in the process of being finalized. It will assure a lender that its loan facility will be repaid under the terms of the credit and security agreements. In the event of a default, if the borrower fails to meet the terms of the agreements made with the lender, this insurance program will either repay the default or repay the entire loan facility, depending on the transaction.

      We will also offer Residual Value Insurance, a credit product offered by A-rated insurance and reinsurance companies to insure the value of equipment and property to lenders who require certainty of value in order to provide term loans to borrowers. Residual Value Insurance guarantees to the insured lender that the resale value of the equipment or property will not fall below a certain benchmark.

      Our Mortgage Default Insurance is a credit insurance product sold to mortgage companies to facilitate their offer of higher-than-average-risk mortgages. Coverage will be triggered by the default in payment by the mortgagor and it guarantees up to the full value of the mortgage.

Related Companies and Joint Ventures

      Rent Gard is a wholly-owned operating subsidiary of the Company that develops, markets and distributes credit insurance and related products. Rent Gard provides underwriting, claims, marketing, product development, licensing and regulatory support to the credit insurance products offered by the company including its flagship product Rent ShieldTM.

      Shield Financial Services (Canada) Inc. (“Shield”) was incorporated under Canadian law in September 2003 and is 51% owned by a licensed insurance broker. Shield is an operating affiliate that specializes in the distribution of credit insurance products. On March 1, 2004, we executed two agreements with Shield. One agreement provided that Shield will act as our exclusive broker to place all insurance required by us, by our subsidiaries, or by any entity for which we have an agreement to provide insurance. The other agreement provided that we will acquire 49% of the outstanding shares of Shield for $1 and that we will receive 99% of the net revenues of Shield.

      On March 1, 2004, we entered into an agreement to acquire 100% of the outstanding common shares of Rent Shield America Service Corporation (“RSASC”). RSASC had entered into an exclusive contract with our Rent Gard subsidiary to provide rental guarantee services in the United States and Canada. We acquired in a private placement transaction all of the common shares of RSASC in exchange for the issuance of 1,000,000 shares of our Common Stock and the waiver, by us, of all and any amounts due to us from RSASC.

      Canadian Intermediaries Limited (“CIL”) became our wholly-owned subsidiary through our purchase from Stephen Stonhill, for $2,500,000 in cash and 1,667,000 shares of our Common Stock, of all of CIL’s equity shares on April 29, 2004. CIL is a Canadian federally chartered corporation operating as an insurance underwriting manager and reinsurance intermediary. As underwriting manager, CIL provides support to underwriters who specialize in “hard to place” liability, bloodstock mortality and credit insurance in the North American market. CIL is a Lloyd’s of London coverholder that has been authorized to represent underwriters at Lloyd’s of London for more than 16 years.

      We are in the process of completing the acquisition of 49% of our London (U.K.) insurance broker, Dashwood. Approval of our board of directors and of the board of directors and shareholders of Dashwood has been obtained, and certain insurance regulatory matters are being finalized. Dashwood has negotiated insurance and reinsurance underwriting in order to support RentShieldTM products. Dashwood is currently negotiating with other underwriters to increase our pooled capacity with the objective of achieving gross revenues of approximately $400 million. We are attempting to develop a reinsurance business model that, if successful, will increase reinsurance capacity by utilizing quota-sharing agreements with additional underwriters to increase our primary underwriting capacity.

Sales and Marketing

      We generally rely on our officers and support staff to contact prospective customers for our various business lines. We need to attract and retain qualified and experienced marketing and sales personnel. If we are not successful in addressing our marketing needs, we may have to secure a strategic partner (outside marketing specialists or joint venture) who is able to bring us substantial marketing resources to achieve wider acceptance for our insurance products and services.

      With respect to the VGV product, we have engaged an outside sales consulting firm based in the U.S. that specializes in marketing to the timeshare industry. The consulting agreement will pay commissions to the consultant in return for its generation of new members. We maintain a general web site as well as sites devoted to Rent Shield TM and Rent Shield Express that provide consumers with information and direct inquiries and contacts to our headquarters in Toronto, Ontario, Canada.

      Our ability to distribute our insurance products is dependent on the approvals of multiple government agencies, generally U.S. state and Canadian federal and provincial insurance regulatory bodies, and other insurance bodies in countries in which we currently market or intend to market our products (see “Government Approvals and Regulation” in this section).

Competition

      To our best knowledge, there are no other major insurance companies in North America that offer a product that competes with RentShieldTM. However, the rental guarantee insurance product is established and popular in the United Kingdom, Finland and other foreign countries. To our best knowledge, no other insurance company offers a product that protects timeshare owners from the devaluation and depreciation of their units. Other major North American insurance companies, whether affiliated with European companies or not, present potentially significant competition for us in our other product lines and present potential competition in the areas of timeshare and rental insurance. There is no assurance that highly capitalized and widely recognized companies will not decide to contest our market position in North America and beyond.

Intellectual Property

      Our ability to compete effectively depends to a significant extent on our ability to protect our proprietary information. We rely primarily on restrictive covenants and confidentiality arrangements to protect our intellectual property rights. We enter into confidentiality agreements with our consultants and key employees, and maintain controls over access to and distribution of software and other proprietary information.

      We may face claims by third parties that our trademarks or service marks infringe their intellectual property rights in the future. We have an active service mark registration with the U.S. Patent and Trademark Office for the name RentShieldTM. Registrations for “VGV” and other marks are in process. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract the attention of our management. If any of our products are found to violate third-party proprietary rights, we may be required to pay substantial damages.

Government Approvals and Regulation

      The insurance industry is subject to extensive regulation under the laws of each state of the U.S. and both federal and provincial laws in Canada. Insurance laws and regulations cover all aspects of the insurance process, including sales techniques, underwriting for eligibility, rates, compensation, claim payments and record keeping by licensed insurance companies and insurance agents. We are required to comply with a complex set of rules and regulations that often vary from state to state and country to country. If we fail to comply with these rules and regulations, we, our subsidiaries and affiliates, an insurance company doing business with us, our officers, or agents with whom we contract could be subject to various sanctions, including censure, fines, a cease-and-desist order or other penalties. This risk, as well as changes in the regulatory climate or the enforcement or interpretation of existing law, could require changes to our business or otherwise harm our business. We have retained expert outside professionals to assist it in navigating the insurance regulatory waters and has highly experienced officers that have years of experience in dealing with insurance regulatory processes.

      We will be required to become licensed by the insurance regulators in each jurisdiction in the United States and Canada that we select to conduct our insurance business. Accordingly, our objective of having our requests for licensing approved in a prompt manner is subject to the procedures, infrastructure and staff capacities of such insurance regulators. In order to mitigate the risk of regulatory delay, we have structured our consumer insurance products, especially the Rent ShieldTM program, so that they are part of a suite of services subscribed to by our members. Because we purchase insurance protection ourselves to transfer 100% of the risk of the rental guarantee, in most jurisdictions this requires no agency licensing on our behalf. However, new legislation may be passed and regulations imposed in various jurisdictions that might negatively impact our business operations and economics of our programs, and may subject our products and services to increased regulatory oversight..

Employees

      As of July 19, 2004, we employed 10 full-time employees. We believe our future success will depend upon the continued service of our key technical and senior management personnel and upon our continued ability to attract and retain highly qualified technical and managerial personnel. None of our employees is represented by a labor union. We have never experienced a work stoppage and consider our relationship with our employees to be good.

PROPERTY

      Our principal executive offices are located at 200 Yorkland Boulevard, Suite 200, Toronto, Ontario, Canada M2J 5C1. We lease approximately 9,642 square feet of space pursuant to a lease agreement which expires in December 2008. Rent is adjusted annually and will average approximately $14,000 per month over the term of the lease.

LEGAL PROCEEDINGS

      We may be involved from time to time in various routine legal proceedings incidental to our business. We are not engaged in any legal proceeding that is expected to have a material adverse effect on our results of operations or financial position.

MARKET FOR COMMON STOCK; DIVIDEND POLICY

      Our Common Stock is quoted on the National Association of Securities Dealers, Inc.’s (“NASD”) Over-the-Counter Bulletin Board.(“OTC-BB”) under the symbol “RSGC.OB.” The following table provides, for the periods indicated, the high and low bid prices for our Common Stock as reported by Bloomberg Financial Services. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. We believe that the variability of the share price may, in part, be due to thin trading.

      Prior to the second quarter of 2003 there was no established public trading market for our Common Stock.

	High	Low

Year Ended December 31, 2003
First quarter	.01	.01
Second quarter	4.90	1.45
Third quarter	3.60	1.56
Fourth quarter	2.20	1.35
Year Ended December 31, 2004
First quarter	1.72	.81
Second quarter	1.45	0.96

      On July 27, 2004, the last sale price of our Common Stock as reported on the OTC-BB was $0.92 per share. On July 28, 2004, we had 444 holders of record of our Common Stock. This number does not include stockholders for whom shares were held in a “nominee” or “street” name.

      We have never declared or paid cash dividends on our capital stock, and we do not plan to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance our operations and future growth.

DESCRIPTION OF SECURITIES

      Our authorized capital stock consists of: 100,000,000 authorized shares of Common Stock, no par value, of which 17,390,030 shares are issued and outstanding, 75,000,000 authorized shares of Series A Convertible Preferred Stock, of which 60,000,000 shares are issued and outstanding, and 12,750,000 authorized shares of Series B Convertible Preferred Stock, of which 10,725,000 shares are issued and outstanding. The selling stockholders also hold three-year Series B-1 Common Stock Purchase Warrants with an exercise price of $1.50, entitling them to purchase up to 5,362,500 shares of Common Stock to be issued upon the exercise of the warrant, and Series B-2 Common Stock Purchase Warrants with an exercise price of $2.25, entitling them to purchase up to 5,362,500 shares of Common Stock to be issued upon the exercise of the warrant.

Common Stock

      Voting. Holders of our Common Stock are entitled to one vote per share held of record on all matters to be voted upon by our stockholders. Our Common Stock does not have cumulative voting rights. Persons who hold a majority of the outstanding Common Stock entitled to vote on the election of directors can elect all of the directors who are eligible for election.

      Dividends. Subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock, the holders of our Common Stock are entitled to receive such lawful dividends as may be declared by our board of directors.

      Liquidation and Dissolution. In the event of our liquidation, dissolution or winding up, and subject to the rights of the holders of any outstanding shares of our preferred stock, the holders of shares of our Common Stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders.

      Other Rights and Restrictions. Our charter prohibits us from granting preemptive rights to any of our stockholders. All outstanding shares are fully paid and nonassessable.

      Listing. Our Common Stock is traded on the NASD over-the-counter bulletin board (OTC-BB) under the symbol RSGC.OB.

Preferred Stock

      Our Articles of Incorporation authorize our Board of Directors to issue shares of our preferred stock from time to time in one or more series without stockholder approval. As of July 19, 2004, we had designated 75,000,000 preferred shares as Series A Convertible Preferred Stock, 60,000,000 of which were issued and outstanding on that date, and 12,750,000 preferred shares as Series B Convertible Preferred Stock, 10,725,000 of which were issued and outstanding on that date. The following is a summary description of the principal terms of each series of our preferred stock.

Series A Non-Voting Convertible Preferred Stock

      Voting Rights: The Series A Preferred Stock is entitled to one vote per share.

      Dividends: The Series A Preferred Stock does not accrue dividends.

      Conversion: Two (2) shares of Series A Preferred Stock are convertible into one (1) share of our Common Stock.

      Antidilution: Upon the occurrence of a stock split or stock dividend, the conversion rate shall be adjusted so that the conversion rights of the Series A Preferred stockholders shall be nearly equivalent as practicable to the conversion rights of the Series A Preferred stockholders prior to such event.

      Dissolution: In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the Series A Preferred Stock will be treated as senior only to our Common Stock. If, upon any winding up of our affairs and after the Series B Preferred stockholders are paid in full, our assets available to pay the Series A Preferred Stockholders are not sufficient to permit the payment in full, then all our assets will be distributed to those Series A Preferred stockholders on a pro rata basis.

Series B Convertible Preferred Stock

      Voting Rights: Except as otherwise provided under Florida law, the Series B Preferred stockholders have no right to vote with the holders of our Common Stock. Where the Series B Preferred stockholders do have the right to vote as a class, whether under our charter or pursuant to Florida law, the affirmative vote of the holders of at least 67% of the outstanding shares of Series B Preferred is necessary to constitute approval.

      Dividends: The Series B preferred does not accrue dividends.

      Conversion: The Series B preferred is convertible at the option of the stockholder at any time on a one-to-one ratio with Common Stock.

      Antidilution: Upon the occurrence of a transaction that results in a change of control, or a split off of the company assets, or a stock split or stock dividend, the price at which the Series B Preferred is convertible shall be adjusted so that the conversion rights of the Series B Preferred stockholders shall be nearly equivalent as practicable to the conversion rights of the Series B Preferred stockholders prior to the transaction.

      Redemption: The Company has the right to redeem any outstanding shares of our Series B Preferred at any time. The redemption price is equal to the liquidation preference price, which is $.80. Our Series B Preferred is convertible, even after we have provided a notice of redemption, until the Series B Preferred stockholder has received full cash payment for the shares we are redeeming.

      Dissolution: In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the Series B Preferred will be treated as senior to all preferred stock and our Common Stock. If, upon any winding up of our affairs, our assets available to pay the holders of Series B Preferred are not sufficient to permit the payment in full, then all our assets will be distributed to those holders on a pro rata basis.

Common Stock Purchase Warrants Issued In Series B Preferred Private Placement.

      Each selling stockholder received, with the issuance of one share of Series B Preferred, one-half of a Series B-1 Warrant and one-half of a Series B-2 Warrant, each Series granting the holder, upon payment of the exercise price, the right to purchase half the number of shares of Common Stock to be issued upon conversion of the holder’s Series B Preferred. The term of each warrant expires on April 28, 2007. The Series B-1 Warrant allows the holder to exercise the warrant at a price of $1.50 per underlying Common Stock share and the Series B-2 Warrant allows the holder to exercise the warrant at a price of $2.25 per underlying Common Stock share.

      Subject to compliance with U.S. securities laws, the Series B-1 and B-2 Warrants may be transferred by a holder without our consent. The number of shares of Common Stock for which each Warrant is exercisable and the price at which such shares may be purchased upon the exercise of the Warrant are subject to adjustment. Certain triggering events (such as merger or consolidation of the Company with another person, transfer of all or substantially all of our assets to another person, a capital reclassification or a reorganization of the Company) shall permit the holder to receive the warrant price in effect at the time of such event in lieu of the Company’s Common Stock that is issuable upon the exercise of the Warrant. If the Company entitles its stockholders to receive a Common Stock dividend or effects a stock subdivision or combination, then the number of shares of Common Stock for which each Warrant is exercisable shall be adjusted so that the number of shares to which the holder would be entitled after the occurrence of such an event would be the same as that number to which the holder would have been entitled prior to the event, and the warrant price will also be adjusted. Both the Series B-1 and B-2 Warrants provide for protection against dilution in the event that we issue additional shares of Common Stock or any option, warrant or other security convertible into Common Stock.

Florida Law and Certain Charter and By-Law Provisions

      Provisions of Florida law, our charter and by-laws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

      Authorized but Unissued Stock. We have shares of Common Stock and Preferred Stock available for future issuance without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including public offerings to raise additional capital, corporate acquisitions, stock dividends on our capital stock or equity compensation plans.

      The existence of unissued and unreserved Common Stock and Preferred Stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us, thereby protecting the continuity of our management. In addition, if we issue Preferred Stock, the issuance could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

      Special Meeting of Stockholders. Our By-laws provide that special meetings may be called by our Board of Directors or by our Chief Executive Officer or by the Corporate Secretary at the written request of a majority of the Board of Directors or of shareholders owning a majority in amount of the shares issued and outstanding. This provision may make it more difficult for shareholders to take action opposed by our board of directors.

      Amendments to Our Articles and By-laws. Section 607.1004 of the Florida Business Corporation Act provides that preferred stockholders have the right to vote as a class on amendments to our Articles of Incorporation that would negatively impact their rights or preferences as preferred stockholders of such class. Our Articles of Incorporation, in Article IV, provides that our board of directors is authorized, subject to law, to fix the designation, powers, including voting rights, if any, preferences and rights of the Preferred Stock. Under our Articles of Incorporation, the By-laws may be amended by a simple majority of all the issued and outstanding shares of the Company allowed to vote.

SELLING STOCKHOLDERS

      Up to 22,650,000 shares of securities are being offered by this Prospectus, all of which are being registered for sale for the account of the selling stockholders.

      The terms of the Series B Preferred and the Warrants whose underlying shares of Common Stock are included for resale under this Prospectus prohibit conversion of the Series B Preferred and the exercise of the Warrants to the extent that such actions would result in the holder beneficially owning in excess of 4.99% of our outstanding shares of Common Stock. While a Series B Preferred or Warrant holder cannot unilaterally force the conversion or exercise if the result is the holder’s ownership of 5% or more of our outstanding Common Stock, a holder may obtain a waiver of the 4.99% limitation upon 61 days’ prior written notice to us. Also, this limitation does not preclude the holder from converting its preferred shares and exercising the warrants and selling shares underlying the preferred stock and warrants in stages over time, where each stage does not cause the holder to beneficially own shares in excess of the limitation amount.

SERIES B PRIVATE PLACEMENT COMPLETED ON APRIL 28, 2004

      The investors in the Series B Preferred and Warrants private placement transaction completed on April 28, 2004 (the “Series B Private Placement”), each a selling stockholder, are offering up to 21,450,000 shares of our Common Stock that may be acquired upon conversion or exercise of the following securities from us in the Series B Private Placement:

•	10,725,000 shares of our Common Stock issuable upon conversion of our Series B Preferred

•	5,362,500 shares of our Common Stock to be obtained by exercising Common Stock purchase warrants with an exercise price of $1.50 per share; and

•	5,362,500 shares of our Common Stock to be obtained by exercising Common Stock purchase warrants with an exercise price of $2.25 per share.

      We agreed to register for resale all of the 10,725,000 shares of our Common Stock issuable upon conversion of the Series B Preferred and all of the 10,725,000 shares of our Common Stock that are issuable upon exercise of the Warrants sold in the April 28, 2004 private placement, as contemplated by certain provisions of the Series B Convertible Preferred Purchase Agreement dated as of April 28, 2004 or the Registration Rights Agreement dated as of April 28, 2004.

      Each selling shareholder that invested in the Series B Private Placement received a unit of securities consisting of one Series B Preferred share, convertible into one share of Common Stock, together with one-half of one Series B-1 Warrant and one-half of one Series B-2 Warrant, at a price of $.80 per unit. By way of example only, an investor who purchased 100 shares of Series B Preferred in the Series B Private Placement would be entitled to convert the Series B Preferred into 100 shares of Common Stock (subject to adjustment of the conversion price as described in the Series B Preferred Private Placement Purchase Agreement). The

investor would also receive a Series B-1 Warrant entitling the investor to receive 50 shares of Common Stock upon exercise at a price of $1.50 per share of the Common Stock and a Series B-2 Warrant entitling the investor to receive 50 shares of Common Stock upon exercise at a price of $2.25 per share of the Common Stock.

      In connection with the sale of the Series B Preferred, as consideration for its services in assisting us to structure the transaction and other services provided to us, as well as compensation for introducing us to certain investors, we issued 500,000 shares of our Common Stock to Ardent Advisors, LLC (“Ardent”).

      On August 26, 2003, we entered into an agreement with The Del Mar Consulting Group Inc., a California Corporation (“Del Mar”) for investor communications and public relations services for a term from August 26, 2003 to August 30, 2004. As a commencement bonus, we issued to Del Mar 500,000 shares of Common Stock and also issued 200,000 shares of Common Stock for their continuous service. We valued the 700,000 shares at $1,225,000, their estimated fair market value when issued. During the third and fourth quarter, we reflected the $1,225,000 for this agreement as expense. This agreement was terminated on June 19, 2004.

      The Company received gross proceeds of $8,580,000 as a result of the Series B Private Placement and net proceeds of $7,953,000 (after deducting finders’ fees and transaction costs).

REGISTRATION RIGHTS

      We entered into certain agreements with investors in the Series B Private Placement. Pursuant to the Registration Rights Agreement, we agreed to file with the SEC a registration statement covering the resale of all our Common Stock covered by this Prospectus pursuant to Rule 415 of the Securities Act.

      We are required to register for resale all of the Common Stock that is issuable upon the conversion of the Series B Preferred issued in the Series B Private Placement, all of the Common Stock issuable upon exercise of the Warrants issued in connection with the Series B Private Placement, and the Common Stock issued to Ardent and Del Mar.

      Accordingly, we filed a Registration Statement on Form SB-2, of which this Prospectus forms a part, on May 12, 2004, with respect to the resale of these shares from time to time. In addition, we agreed to use our commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act as promptly as possible thereafter, and to keep the registration statement effective for two years following its effective date, unless the shares of our Common Stock covered by this Prospectus have been sold or may be sold pursuant to Rule 144(k) of the Securities Act, subject to certain restrictions.

      Under the Registration Rights Agreement entered into on April 28, 2004, we will be obligated to pay liquidated damages of 2% of the selling shareholder’s purchase price for the first calendar month ($171,600) and 1% per calendar month thereafter ($85,800), if (among other events triggering these penalties) the Registration Statement on Form SB-2 is not declared effective by the SEC ninety (90) days after the filing of our Form 10-KSB (July 11, 2004). The effectiveness date is subject to a twenty-day extension based on the determination by the Company that a material and confidential transaction is in process that justifies the postponement of the filing of the registration statement. The Board of Directors has determined that such a situation exists based on negotiations with a prospective and imminent acquisition target and has exercised the privilege of this extension (July 31, 2004).

SELLING STOCKHOLDERS TABLE

      Based on the information supplied to us by each selling stockholder, the following table sets forth the approximate number of shares of Common Stock beneficially owned as of July 28, 2004, by each of the selling stockholders and their pledgees, assignees and successors in interest. It reflects full beneficial ownership of the Common Stock based on the assumption that all shares subject to the conversion of the Series B Preferred shall, within 60 days after July 30, 2004, be converted and that all of the Warrants issued to the selling stockholders shall be exercised. The table indicates percentage ownership only in excess of one percent and is based on 17,390,030 shares of our Common Stock issued and outstanding as of July 28, 2004.

      We prepared this based on information supplied to us by the selling stockholders. Although we have assumed for purposes of the table below that the selling stockholders will sell all of the shares offered by this Prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this Prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales.

      Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this Prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this Prospectus. Further, with the exception of Del Mar, Baruch Halpern and Ardent, no selling stockholder has had a material relationship with us or any of our predecessors or affiliates, within the past three years. Del Mar has had a relationship with us under an agreement to provide investor communications and public relations services. Del Mar and Ardent received the number of shares of Common Stock and warrants set forth in the table below as compensation for consulting services that had been provided to us. Mr. Halpern is a principal and controlling person of Halpern Capital, Inc., which was engaged by us as a placement agent and received a fee for introducing us to certain selling stockholders.

      The applicable percentages of ownership in excess of one percent are based on an aggregate of shares of our Common Stock issued and outstanding on July 28, 2004. The number of shares beneficially owned by the selling stockholders is determined under rules promulgated by the SEC.

	Beneficial Ownership Prior to Offering
					Percentage of
		Series B	Right to Acquire		Common Stock	Post-offering
	Common	Preferred	Common Stock		Beneficially	Beneficial
Name of Selling Stockholder	Stock	Shares	(Number of Shares)	Total(1)	Owned	Ownership(2)

Lagunitas Partners, LP		1,000,000	1,000,000	2,000,000	4.99%	0
SF Capital Partners, Ltd.		625,000	625,000	1,250,000	3.12%	0
Burlingame Equity Investors, LP		625,000	625,000	1,250,000	3.12%	0
Alpha Capital AG		625,000	625,000	1,250,000	3.12%	0
Gamma Opportunity Capital Partners, LP		437,500	437,500	875,000	2.19%	0
Enable Growth Partners L.P.		437,500	437,500	875,000	2.19%	0
Firefly Partners, LP		375,000	375,000	750,000	1.87%	0
City of Milford Pension & Retirement Fund		375,000	375,000	750,000	1.87%	0
Public Employee Retirement System of Idaho		375,000	375,000	750,000	1.87%	0
Del Mar Consulting Group	700,000	0	0	700,000	1.75%	0
Longview Fund, LP		312,500	312,500	625,000	1.56%	0
Vertical Ventures, LLC		312,500	312,500	625,000	1.56%	0
Chilmark Partners, LP		312,500	312,500	625,000	1.56%	0
Sandor Capital Master Fund, LP		312,500	312,500	625,000	1.56%	0
Selwyn Partners, LP		312,500	312,500	625,000	1.56%	0
London Family Trust		312,500	312,500	625,000	1.56%	0

	Beneficial Ownership Prior to Offering
					Percentage of
		Series B	Right to Acquire		Common Stock	Post-offering
	Common	Preferred	Common Stock		Beneficially	Beneficial
Name of Selling Stockholder	Stock	Shares	(Number of Shares)	Total(1)	Owned	Ownership(2)

Norwalk Employees’ Pension Plan		280,000	280,000	560,000	1.40%	0
Longview Equity Fund, LP		250,000	250,000	500,000	1.25%	0
Iroquois Capital, LP		250,000	250,000	500,000	1.25%	0
Ardent Advisors, LLC	500,000	0	0	500,000	1.25%	0
City of Stamford (CT) Firemen’s Pension Fund		230,000	230,000	460,000	1.15%	0
Edwin Barretto		187,500	187,500	375,000	*	0
Jon D. and Linda W. Gruber		187,500	187,500	375,000	*	0
Gruber & McBaine International		187,500	187,500	375,000	*	0
Morgan Trust Co. of the Bahamas Ltd. as Trustee U/A/D 11/30/93		187,000	187,000	374,000	*	0
National Federation of Independent Businesses Employee Pension Trust		138,000	138,000	276,000	*	0
Heartwood Capital		125,000	125,000	250,000	*	0
Baruch and Shoshana Halpern, JTWROS		125,000	125,000	250,000	*	0
Birchwood Resources		125,000	125,000	250,000	*	0
J. Patterson McBaine		125,000	125,000	250,000	*	0
Mark J. Richardson		125,000	125,000	250,000	*	0
Domenic J Mizio		119,000	119,000	238,000	*	0
Navigation Equity Fund, L.P.		100,000	100,000	200,000	*	0
Susan Uris Halpern		94,000	94,000	188,000	*	0
National Federation of Independent Businesses		75,000	75,000	150,000	*	0
Theeuwes Family Trust, Felix Theeuwes, Trustee		69,000	69,000	138,000	*	0
Boris Volman		62,500	62,500	125,000	*	0
Douglas and Laurie Moore Family Trust		62,500	62,500	125,000	*	0
Tom Hodapp		62,500	62,500	125,000	*	0
Scot Cohen		62,500	62,500	125,000	*	0
Blackstone Investment Partners, LP		62,500	62,500	125,000	*	0
Mitchell Friedman		62,500	62,500	125,000	*	0
The Wiel Fund		62,500	62,500	125,000	*	0
Lazar Foundation		50,000	50,000	100,000	*	0
Asphalt Green, Inc.		50,000	50,000	100,000	*	0
Helen Hunt		50,000	50,000	100,000	*	0
HBL Charitable Unitrust		50,000	50,000	100,000	*	0
Jeanne L. Morency		50,000	50,000	100,000	*	0
Meehan Foundation		50,000	50,000	100,000	*	0
William B. Lazar		50,000	50,000	100,000	*	0
Francois deMenil		44,000	44,000	88,000	*	0

	Beneficial Ownership Prior to Offering
					Percentage of
		Series B	Right to Acquire		Common Stock	Post-offering
	Common	Preferred	Common Stock		Beneficially	Beneficial
Name of Selling Stockholder	Stock	Shares	(Number of Shares)	Total(1)	Owned	Ownership(2)

Alan B. & Joanne K Vidinsky 1993 Trust		44,000	44,000	88,000	*	0
Peter Looram		37,000	37,000	74,000	*	0
Psychology Associates		25,000	25,000	50,000	*	0
Alexa Zesinger Carver		19,000	19,000	38,000	*	0
David Zesinger		19,000	19,000	38,000	*	0
James F. Cleary		6,000	6,000	12,000	*	0
John Rowan		6,000	6,000	12,000	*	0
Mary. I. Estabil		4,000	4,000	8,000	*	0
Robert K. Winters		4,000	4,000	8,000	*	0
			Total:	22,650,000

(1)	Assumes full conversion of Series B Preferred to Common Stock and full exercise of Series B-1 warrants and Series B-2 warrants by each selling stockholder; also assumes that all shares shall be sold after the effectiveness of this offering and that no other shares of Common Stock are acquired or disposed of by the selling stockholders prior to the termination of this offering.

(2)	Assumes that all the shares of Common Stock will be sold after the effectiveness of this offering. However, because the selling stockholders may sell all, some or none of their shares, or may acquire or dispose of other shares of Common Stock, no reliable estimate can be made of the aggregate number of shares that will be sold pursuant to this offering or the number or percentage of shares of Common Stock that each selling stockholder will own upon completion of this offering.

*	Less than one percent (1%).

VOTING AND INVESTMENT CONTROL

      The table below sets forth those selling stockholders that are entities and the names of individuals having voting and investment control over the securities held by these entities. We determined beneficial ownership based upon information supplied to us by the selling stockholders and in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose.

      Except as otherwise indicated, we believe that the persons or entities named in the following table have voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable, and have not held any office or maintained any material relationship, except as investor, with us, or any of our predecessors or affiliates, over the past three years. Certain of the individuals with voting and investment control have indicated that they exercise such control through a corporate or other organizational structure, which structural information has not been included.

      According to the initial subscription documents provided to us by the selling stockholders, the following individuals have voting and investment control over our securities held by the entities below:

Entity	Voting and Investment Control

Alan B. and Joanne K. Vidinsky 1993 Trust	James F. Cleary
Alpha Capital AG	Konrad Ackerman
Ardent Advisors, LLC	Brian Corbman & Tammer Fahmy
Asphalt Green, Inc.	James F. Cleary
Birchwood Resources	David Berlin
Blackstone Investment Partners, LP	Tom Tyson
Burlingame Equity Investors, LP	Blair Sanford
Chilmark Partners, LP	David Fried
City of Milford, CT Pension & Retirement Fund	James F. Cleary
City of Stamford, CT Firemen’s Pension Fund	James F. Cleary
Douglas and Laurie Moore Family Trust	Douglas Moore
Enable Growth Partners L.P.	Mitch Levine
Firefly Partners, LP	J. Patterson McBaine
Gamma Opportunity Capital Partners, LP	Jonathan P. Knight
Gruber & McBaine International	J. Patterson McBaine
HBL Charitable Unitrust	James F. Cleary
Heartwood Capital	Douglas Moore
Iroquois Capital, LP	Josh Silverman
Lagunitas Partners, LP	J. Patterson McBaine
Lazar Foundation	James F. Cleary
London Family Trust	Robert S. London
Longview Equity Fund, LP	S. Michael Rudolph
Longview Fund, LP	S. Michael Rudolph
Meehan Foundation	James F. Cleary
Morgan Trust Co. of the Bahamas Ltd., as Trustee U/ A/ D/ 11/30/93	James F. Cleary
National Federation of Independent Business	James F. Cleary
National Federation of Independent Business Employee Pension Trusts	James F. Cleary
Navigation Equity Fund, L.P.	Jeff Smith

Entity	Voting and Investment Control

Norwalk, CT Employees’ Pension Plan	James F. Cleary
Psychology Associates	James F. Cleary
Public Employee Retirement System of Idaho	James F. Cleary
Sandor Capital Master Fund, LP	John S. Lemak
Selwyn Partners, LP	Victor M. Dandridge, III
SF Capital Partners, Ltd.	Brian H. Davidson
The Del Mar Consulting Group, Inc.	Robert Pragg
The Wiel Fund	Colin Wiel
Theeuwes Family Trust, Felix Theeuwes, Ttee.	James F. Cleary
Vertical Ventures, LLC	Josh Silverman

PLAN OF DISTRIBUTION

      We are registering the shares of Common Stock on behalf of the selling stockholders. The selling stockholders and any of their pledgees, donees, transferees and successors-in-interest receiving shares from a named selling stockholder after the date of this Prospectus may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares and these transactions may or may not involve brokers or dealers.

•	ordinary brokerage transactions and transactions in which the broker/ dealer solicits purchasers;

•	block trades in which the broker/ dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker/ dealer as principal and resale by the broker/ dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker/ dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares in open market transactions under Rule 144 under the Securities Act if available, rather than under this Prospectus. Broker/ dealers engaged by the selling stockholders may arrange for other brokers/dealers to participate in sales. Broker/ dealers may receive commissions or discounts from the selling stockholders (or, if any broker/ dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling stockholders may from time to time pledge or grant a security interest in some or all of the Common Stock or Warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus.

      The selling stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

      The selling stockholders and any broker/ dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker/ dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

      Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker/ dealer for the sale of shares of our Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such selling stockholder and of the participating broker/ dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker/

dealer(s), where applicable, (v) that such broker/ dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction. In addition, upon the company being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this Prospectus will be filed.

      The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our Common Stock and activities of the selling stockholders.

      The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

      We are required to pay all fees and expenses incurred by us incident to the registration of the shares of Common Stock, other than underwriters’ discounts and broker commissions. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act or to contribute to payments to which such selling stockholders or their respective pledgees, donees, transferees or other successors in interest may be required to make in respect thereof. Any shares of Common Stock covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

DILUTION

      As the Company is not receiving any proceeds of this offering, we do not anticipate any dilutive effect in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      Our initial efforts have been focused primarily on the introduction of the RentShieldTM program to North America’s $300 billion residential rental market. In support of our comprehensive business strategy we plan to open offices in Miami, New York and London, England in addition to our Toronto, Canada headquarters.

      In structuring our enterprise as a holding company organization, we placed the Company in a position to own and manage, on an coordinated basis, a group of vertically integrated insurance and finance businesses that support various credit insurance products, including our core product, RentShieldTM. The officers and directors of the Company will provide strategic advice and expertise to our affiliated companies and partners. Our organization structure will allows us to efficiently manage operating subsidiaries in different regions of the world or in distinct but compatible lines of business. This will facilitate the flow of revenue but should not hinder the operational control of our subsidiaries and affiliates by our executives and/or directors.

      As a result of our strategic position in the market place, we are in the process of organizing ourselves as a vertical integration of companies offering insurance underwriting, insurance distribution, affinity program management, financial services, credit collection, credit data compilation and legal-service support. We are also expanding into the following general product areas: Credit Default Insurance, Residual Value Insurance, Mortgage Default Insurance and Timeshare Fair Market Value.

      Credit Default Insurance (financial guarantees) assures a lender that a loan facility will be repaid under the terms of the credit and security agreements. In the event of a default, if the borrower fails to meet the terms of the agreements made with the lender, the issuer will either repay the default or repay the entire loan facility, depending on the transaction. Shield Financial Services (Canada) Inc., incorporated in September 2003, is an operating affiliate of the Company that specializes in the distribution of credit insurance products.

      Residual Value Insurance is a credit product offered by “A”-rated insurance and reinsurance companies to insure the value of equipment and property to lenders who require certainty of value to provide term loans to borrowers. Residual Value Insurance guarantees to the insured that the resale value of the equipment or property will not fall below a certain benchmark.

      Mortgage Default Insurance is a credit insurance product purchased by a mortgage company to facilitate the offering of higher than average risk mortgages. The coverage trigger is the default in payment by the mortgagor and its guarantees up to the full value of the mortgage.

      Timeshare Fair Market Value insurance is a product that guarantees a timeshare purchaser will receive their full investment in the timeshare should they wish to sell it after 10 years. It is a new product that we believe will revolutionize the sale and resale values of timeshares worldwide.

      We have positioned ourselves as a pass-through risk solution provider of various credit related products. In November 2003, through our wholly-owned subsidiary, Rent Gard Corporation (“Rent Gard”), we introduced Rent ShieldTM (www.rentshieldexpress.com), a residential rental guarantee program being offered to North America’s $300 billion residential real estate market. On March 1, 2004, we acquired 100% of the outstanding shares of Rent Shield America Service Corporation (RSASC) and the rights granted under its agreement with Rent Gard in exchange for 1,000,000 shares of the Company’s Common Stock.

      Canadian Intermediaries Limited (“CIL”) became a wholly-owned subsidiary through our purchase from Stephen Stonhill, a member of our Board of Directors, for $5,000,000 in cash, of all of CIL’s equity shares on April 29, 2004. CIL is a chartered corporation under Canadian federal law that is as an insurance underwriting manager and reinsurance intermediary. As underwriting manager, CIL provides support to underwriters who specialize in “hard to place” liability, bloodstock mortality and credit insurance in the North American market. It is a Lloyd’s coverholder that has been authorized to represent underwriters at Lloyd’s of London for more than 16 years.

      We are in the process of completing the acquisition of 49% of our London (U.K.) broker, Dashwood. Dashwood has negotiated insurance and reinsurance underwriting programs in order to support RentShieldTM products. Currently, such underwriting commitments will allow us to insure approximately 1.2% of the entire U.S. rental market. Gross premiums earned from these underwritings are expected to reach approximately $58.5 million over the next fiscal year, and it is estimated that claims will not exceed 6% of the gross premium income.

      Dashwood is currently negotiating with other underwriters to increase our pooled capacity, with the objective of achieving gross revenues of approximately $400 million. Accordingly, we are attempting to develop a reinsurance business model that will increase reinsurance capacity, by utilizing quota-sharing agreements with additional underwriters to increase our primary capacity.

      The boards of directors of the Company and the shareholders of Dashwood have approved our acquisition of 49% of Dashwood and certain insurance regulatory matters are in the process of being finalized. This acquisition will allow us to recover 49% of the brokerage fees paid to Dashwood. We project that such percentage could result in revenues of $8 million over the fiscal 2005 and 2006.

Results of Operations

      The following selected consolidated financial data reflects the results of operations of the Company.

      The selected consolidated financial data are for the period from inception (February 27, 2003) through December 31, 2003 and for each of the three month periods ended March 31, 2004 and 2003.

      The historical results presented are not necessarily indicative of future results. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in this Registration Statement.

	Unaudited

	Three Months Ending		From Inception
	March 31,		(February 27, 2003)
			to Year Ending
	2004	2003	December 31, 2003,

Revenue	$0	0	$58,492
Cost of revenue	0	0	0
General and administrative	247,598	20,000	287,898
Executive Officers Compensation	239,500	0	318,542
Consulting Expenses	117,835	0	1,520,227
Travel & Promotional Expenses	142,009	0	180,255
Depreciation expense	3,897	0	2,557
Total Costs and Expenses	750,839	20,000	2,309,479
Net income (loss) before Income Taxes	(750,839)	(20,000)	(2,250,987)
Provision for (Benefit of) Income Taxes	—	—	—
Net Income (Loss)	(750,839)	(20,000)	(2,250,987)

      Revenues: There were no revenues for the three months ended March 31, 2004 and 2003, respectively. The company is in the development stage.

      Costs and Expenses: Our costs and expenses for the three months ended March 31, 2004 were $750,839, compared to $20,000 for the first quarter of 2003. These amounts were attributable to executive officers’ compensation of $239,500, general and administrative expenses of $247,598, consulting expenses of $117,835, travel and promotional expenses of $142,009, and $3,897 of depreciation expense. Our sole costs and expenses for the quarter ended March 31, 2003 were $20,000 for general and administrative expenses. The increase in costs and expenses reflects the status of the company as a very early stage developing company in

2003, and also resulted from the payment of consulting fees in connection with the development and integration of new business lines and acquisitions.

      Loss: We had a net loss for the quarter ending March 31, 2004 of $750,839 as compared to $20,000 for the three months ended March 31, 2003. The net loss for the first quarter of 2004 was equivalent to a diluted loss per share of Common Stock of approximately $.02. We continue to generate losses because of extraordinary expenses incurred in our effort to consolidate operations and position ourselves for expansion of services and products and new acquisitions. We expect this loss to decline in fiscal 2004, as we anticipate our revenues to rise.

      Current Assets and Cash: For the three months ended March 31, 2004, we had cash and cash equivalents of $22,435 in contrast to $2,503 for the first quarter of 2003. With a loan receivable of $210, our total current assets for the three months ended March 31, 2003 was $2,713, as compared to $53,431 for the first quarter of 2004.

Liquidity and Capital Resources

      At March 31, 2004, we had very little cash or other assets with which to conduct operations. Our operations have been funded by the sale of our Common Stock to our founder and a loan from a stockholder. We are seeking to achieve substantial level of capital infusions through the issuance of equity securities. If we need to obtain additional capital, there can be no assurance given that we will be able to obtain this capital on acceptable terms, if at all. In such an event, this may have a materially adverse effect on our business, operating results and financial condition. If the need arises, we may attempt to obtain funding through the use of various types of short term funding, loans or working capital financing arrangements from banks or financial institutions. Our intention is to derive our primary sources of funds from sales of our services and products, supplemented by debt facilities and the issuance of new equity securities. We believe that, as a result of the Series B Private Placement, pursuant to which we received net proceeds of $7,953,000, we have sufficient liquidity to meet all of our cash requirements for the 12 month period beginning May 2004.

Off-Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Other Matters

      We have raised substantial capital in fiscal 2004, as a result of the Series B Private Placement. We do not anticipate any material capital expenditures and believe that any such expenditures will be in the natural course of our business. We do not have any significant elements of income or loss that do not arise from our continuing operations and our business is not seasonal. We believe that the impact of inflation on our operations since our inception has not been material.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      Each Director serves until his successor is duly elected and qualified. Our Executive Officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships between our Executive Officers and Directors. The Board of Directors currently has not established an audit or other committee.

      The following table sets forth the information regarding the Officers and Directors of the Company:

Name	Age	Position to Date	Period Served

John Hamilton	44	Chief Executive Officer, Chairman (effective June 1, 2004) & Director	February 27, 2003 to Present
Charles Napper	47	President and Director	February 27, 2003 to Present
David Sanderson	58	Chief Financial Officer	July 23, 2003 to Present
Sandro Sordi	43	Secretary, General Counsel & Director	February 27, 2003 to Present
Kenneth Min	33	Chief Operating Officer	October 1, 2003 to Present
Edward Kruk	52	Sr. Vice President, Finance	September 16, 2003 to Present
Stephen Stonhill	46	Chairman (through May 31, 2004), Director	February 27, 2003 to Present
James Penturn	45	Director	February 27, 2003 to Present

      John Hamilton has established himself as an innovative manager in the worldwide credit insurance industry over the past few years. From 1998 to 2002 he was involved in television and movie film production and financing, dealing extensively with the financial, credit risk and property risk issues of the projects that he produced. Recognizing the potential for certain insurance concepts, from 2002 to the present, Mr. Hamilton has concentrated on planning and then building our company. Mr. Hamilton has also been involved in small construction projects throughout the Greater Toronto region. Mr. Hamilton was elected Chairman of the Board of Directors effective June 1, 2004.

      Charles Napper is a senior London market broker with many years in the financial services industry. He has been a broker with Tyser Special Risks Ltd., a company that focuses on contingency insurance in the sporting and promotional fields for over the past five years. He also provides insurance advice and consulting on insurance related financial services and products for us. Mr. Napper has been an active participant in the London insurance market developing new and innovative policies for bank security, and was responsible for having written the Documentary Credit Insurance Policy underwritten in Lloyd’s of London by Syndicates SVB and ACE. Additionally, Mr. Napper has written other insurance policies that have been of interest to the banking, credit and commodity trading industries.

      David Sanderson is trained as a chartered accountant and a graduate of York University, Toronto. From October 2000 through June 2003, Mr. Sanderson was the Executive Director of Ideas Canada Foundation, a public charitable foundation. From June 1994 through September 2000, Mr. Sanderson served as the president of general partnerships involved in the structuring, selling and administration of computer software limited partnerships. He brings a varied background of accounting and taxation expertise from these prior positions.

      Sandro Sordi has been a member of the Florida Bar since l990, having earned his Juris Doctor from the University of Miami, Miami, Florida and his B.A. (Honors) from York University in Toronto, Canada. After admission to the bar, from 1990 through 2002, he exclusively practiced law as a sole practitioner in addition to being involved in certain investment projects. Mr. Sordi joined us in 2002 where, as its General Counsel and a Director, he has a leading role in developing its growth strategy and engaging in negotiations of all types. He continues to maintain a small private legal practice.

      Kenneth Min joined us in October 2003 as Chief Technology Officer and was promoted to Chief Operating Officer in 2004. From 1997 to 1999 he served as Project Manager at Bell Emergis for the development of an Oracle-based Destination Management System under a contract with the Ontario Government. From 1999 through September 2003, Mr. Min was Vice President, Client Services for TraveLinx Inc., where his responsibilities included application development and client service management spanning North America and the Caribbean.

      Edward Kruk is an accomplished senior financial executive, with broad experience in handling the demands of multi-divisional operations. He joined us at the end of 2003. From 1997 to 2003, Mr. Kruk was a self-employed corporate business consultant, with assignments as independent contractor for Gaines Pet Foods (Vice President, Finance), Nexient Corporation (Vice President, Finance) and Allergan (Canada) (Controller). Mr. Kruk is a Chartered Accountant with an MBA from the University of Toronto.

      Stephen Stonhill, has, since our inception, been a member of our Board of Directors and, until June 1, 2004, our Chairman. He also serves us in a valuable consulting capacity. Mr. Stonhill has been the major shareholder and Principal Executive of Canadian Intermediaries Limited since 1995, with over 28 years experience in the London and North American insurance and reinsurance markets. Since moving to North America in l987, he has been an Approved Correspondent with Lloyd’s. Mr. Stonhill brings a wealth of management experience to our organization. Mr. Stonhill was succeeded as Chairman of the Board of Directors by Mr. Hamilton on June 1, 2004.

      James Penturn is the Chief Executive Officer of Penturn & Sons, a third generation family investment firm in which he has been active for over 20 years. He has been involved in merchant banking and venture capital transactions with an emphasis on the development of innovative financial structures. Mr. Penturn has extensive experience related to both the real estate sector and strategic planning for operating companies.

      All directors have been appointed until December 31, 2005.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

      We do not, as a standard practice, compensate our directors for their service. However, all of our current directors also serve us as either officers or consultants, and we compensate them for their service in such capacities.

Executive Officer Compensation

Summary Compensation Table

      The following table provides summary information concerning the compensation earned by our Chief Executive Officer and our other Executive Officers for services rendered for the fiscal years ended December 31, 2003 and December 31, 2004. With respect to these persons’ annual compensation, no bonuses have been paid by the Company and no other annual compensation (options, stock appreciation rights, restricted stock awards, long-term incentive plans, etc.) has been paid.

Name and Principal Position	Year	Salary

John Hamilton, Chief Executive Officer and Chairman of the Board of Directors	2004	$166,667
	2003	$62,500
Stephen Stonhill, Consultant, Director and former Chairman of the Board of Directors	2004	$104,167
	2003	$62,500
Sandro Sordi, General Counsel/ Secretary and Director	2004	$166,167
	2003	$62,500

Employment Arrangements

      The Company has no equity compensation plans, including individual compensation arrangements, currently in place.

      We issue equity compensation in the form of grants of restricted Common Stock in connection with various employment and consulting agreements. While the amounts vary by agreement, they are generally structured as an initial grant made upon or after the execution of the agreement, followed by an incentive-based grant made upon the achievement of performance milestones.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      At the close of business on July 28, 2004, 17,390,030 shares of our Common Stock were issued and outstanding. The following table provides information regarding beneficial ownership of our Common Stock as of July 15, 2004 by:

•	each person known by us to be the beneficial owner of more than five percent of our Common Stock;

•	each of our directors;

•	each executive officers named in the summary compensation table and three former executive officers; and

•	all of our current directors and executive officers as a group.

      The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership.

      The following persons (including any “group”) are known to us to be beneficial owners of more than five percent (5%) of any class of our voting securities. In the case of preferred securities, the percentages are computed on an “as converted” basis. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to warrants that are exercisable or convertible securities that are convertible within 60 days of the inception of their right to exercise or convert are deemed to be outstanding for purposes of computing the percentage of that person or entity holding such warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

      Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investing power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable community property laws.

		Amount and Nature	Percent of Voting
Name and Address of Beneficial Owner	Title of Class	of Beneficial Owner	Equity(1)

Judith Hamilton(2)	Series A Convertible	21,000,000	20.78%
17 Charnwood Road	Preferred	(Direct owner)
Toronto, Ontario. Canada. M3B 2P7
Anna Sordi(3)	Series A Convertible	13,400,000	14.33%
24 Duval Drive	Preferred	(Direct owner)
Toronto, ON. Canada. M6L 2K1
Stephen Stonhill(4)	Series A Convertible	6,900,000	8.56%
18854 Heart Lake Road	Preferred	(Indirect owner)
Caledon Village ON, Canada L0N 1C0	Common Stock	1,667,000	4.00%
		(Direct Owner)
Charles Napper(5)	Series A Convertible	6,900,000	7.93%
Hensley Down Farm Battle, TN33 9BN	Preferred	(Direct and
United Kingdom		indirect owner)
Ellan Lisa Forrest(6)	Series A Convertible	4,500,000	5.32%
3103 Orleans Road	Preferred	(Direct owner)
Mississauga, Ontario, Canada
Lagunitas Partners, LP(7)	Series B Convertible	2,000,000	4.76%
c/o Gruber McBaine	Preferred and Warrants	(Direct owner)
Capital Management
50 Osgood Place — PH
San Francisco, CA 94133
All Executive Officers and Directors as a Group(8)		24,400,000	35.57%

(1)	These figures represent the percentage of our aggregate number of issued and outstanding shares of Common Stock immediately after this offering (40,040,030 shares) held by each beneficial owner in this table, after the conversion of each preferred stockholder’s preferred shares and exercise of each Series B Preferred stockholder’s Warrants.

(2)	Judith Hamilton is the wife of John Hamilton, our Chief Executive Officer, Chairman of the Board of Directors and a Director. Ms. Hamilton has the right to convert her Series A Convertible Preferred shares into 10,500,000 shares of Common Stock. John Hamilton disclaims beneficial ownership of these shares.

(3)	Anna Sordi is the wife of Sandro Sordi, our General Counsel, Secretary and a Director. Ms. Sordi has the right to convert her Series A Convertible Preferred shares into 6,700,000 shares of Common Stock. Sandro Sordi disclaims beneficial ownership of these shares.

(4)	Stephen Stonhill is one of our Directors and serves us as a consultant. This table represents the beneficial ownership of shares indirectly owned or controlled by Mr. Stonhill through his position as majority securityholder and controlling person of Canadian Intermediaries Limited (CIL), a subsidiary of the Company, and to the best of our knowledge, of 1604494 Ontario, Inc., a Canadian corporation, c/o 200 Yorkland Blvd., Suite 200, Toronto, Ontario, Canada M2J 5C1. 1604494 Ontario, Inc. holds 1,667,000 shares of Common Stock and has the right to convert its 6,900,000 Series A Convertible Preferred shares into 3,450,000 shares of Common Stock.

(5)	Charles Napper, is our President and a Director. This table represents the direct ownership by Mr. Napper’s son, Leonard Napper, of 1,000,000 shares of Series A Convertible Preferred Stock and by Mr. Napper’s daughter, Nicola Napper of 1,100,000 shares of Series A Convertible Preferred Stock, which Leonard Napper has the right to convert into 500,000 shares of our Common Stock and Nicola Napper has the right to convert into 550,000 shares of our Common Stock. Mr. Napper disclaims ownership of Leonard Napper’s and Nicola Napper’s shares of Series A Convertible Preferred Stock. This table also represents Mr. Napper’s indirect beneficial ownership of 4,800,000 shares of Series A Convertible Preferred Stock, which are convertible into 2,400,000 shares of Common Stock, that are indirectly owned or controlled by Mr. Napper through his position (to the best of our knowledge), as majority securityholder and controlling person of Quo Vardis, Ltd.

(6)	Ellan Lisa Forrest is the spouse of Hugh Forrest, a former officer of the Company and an officer of companies under common control with us. Ms. Forrest has the right to convert her Series A Convertible Preferred shares into 2,250,000 shares of Common Stock. Hugh Forrest disclaims beneficial ownership of these shares.

(7)	An investor not otherwise affiliated with us. As a Series B Preferred stockholder, Lagunitas Partners, LP has the right to convert its Series B Convertible Preferred shares into shares of Common Stock on a one-to-one basis (subject to adjustment to the conversion price as a result of certain events that may impact our Common Stock). In addition, Lagunitas Partners, LP has been issued Warrants, granting it the right to exercise the Warrants to purchase an equivalent number of shares of Common Stock as their Series B Preferred holdings can be converted into.

(8)	Includes holdings of Judith Hamilton (wife of John Hamilton), Anna Sordi (wife of Sandro Sordi), 1604494 Ontario, Inc., (Stephen Stonhill) and Quo Vardis, Ltd. Leonard Napper paid Nicola Napper (Charles Napper) Computation of amount of beneficial ownership is shown on an “as converted” basis.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Article X of our charter provides that, subject to Section 607.0850 of the Florida Business Corporation Act, we will indemnify our officers, directors, former officers and directors against expenses (including attorneys fees), judgments, fines and amounts paid in settlement arising out of his services as our officer or director.

      Section 607.0850 of the Florida Business Corporation Act states that we have the power to indemnify any person made a party to any lawsuit by reason of being our director or officer against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Our employment agreements with certain of our officers contain provisions requiring us to indemnify them to the fullest extent permitted by Florida law. The indemnification agreements require us to indemnify our directors and officers to the extent permitted by our charter and to advance their expenses incurred in connection with a proceeding with respect to which they are entitled to indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      During fiscal year 2003, we engaged in various transactions with related entities controlled by (i) John Hamilton, our Chief Executive Officer, Shareholder and a Director or Judith Hamilton, his spouse and (ii) Sandro Sordi, our General Counsel, Shareholder and a Director. These transactions substantially consisted of a series of non-interest bearing loans obtained by us from time to time during 2003 from these parties, in the aggregate amount of $1,038,488. Various charges by such related parties to us for expense sharing arrangements amounted to $61,329 during 2003, were offset against the principal balance of such loans, resulting in a balance owed by us of $977,159 due at December 31, 2003. No promissory notes were prepared in connection with these transactions. These interest-free loans are expected to be repaid by us from net operating income.

      Our acquisition of CIL, which closed April 29, 2004, involved the purchase of all of the issued and outstanding shares of CIL, which were owned by Stephen Stonhill, a member of our Board of Directors. Mr. Stonhill received $2,500,000 in cash and 1,667,000 shares of Common Stock issued by us in the name of 1604494 Ontario Inc.

TRANSFER AGENT

      The transfer agent and registrar for our Common Stock is Interwest Transfer Company, Inc., P.O. Box 17136, Salt Lake City, Utah 84117.

AVAILABLE INFORMATION

      We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

      This Prospectus is part of a registration statement on Form SB-2 that we filed with the SEC. Certain information in the registration statement has been omitted from this Prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this Prospectus. For further information you may read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s Public Reference Room; or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

LEGAL MATTERS

      Fox Rothschild LLP, of 997 Lenox Drive, Building 3, Lawrenceville, New Jersey 08648, on the preparation of the Registration Statement on Form SB-2, of which this Prospectus forms a part. Eric P. Littman, P.A., 7695 S.W. 104th Street, Suite 210, Miami, Florida 33156, has advised us about the legality and validity of the shares. We know of no members of Fox Rothschild LLP who are beneficial owners of our Common Stock or preferred stock. Eric P. Littman is a beneficial owner of our Common Stock.

EXPERTS

      Our consolidated financial statements as of December 31, 2003 included in this Prospectus have been audited by Samuel Klein and Company, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS DELIVERY

      Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to Prospectus delivery requirements under the Securities Act. Furthermore, in the event of a “distribution” of the shares, such selling stockholders, any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M also prohibits any bid or purchase for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

Board of Directors and Shareholders
RS Group of Companies, Inc.
     (formerly Rent Shield Corp.)
Toronto, Canada

      We have audited the accompanying consolidated balance sheet of RS Group of Companies, Inc. (formerly Rent Shield Corp.) and its Subsidiaries (A Development Stage Company) as of December 31, 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from inception (February 27, 2003) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RS Group of Companies, Inc. (formerly Rent Shield Corp.) and its Subsidiaries (A Development Stage Company) as of December 31, 2003 and the results of its operations and its cash flows for the period from inception (February 27, 2003) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

SAMUEL KLEIN AND COMPANY

Newark, New Jersey

March 24, 2004

RS GROUP OF COMPANIES, INC.

(Formerly Rent Shield Corp.)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

December 31,
2003

ASSETS
Current Assets:
Cash and cash equivalents	$15,073
Accounts receivable, net	58,492

Total Current Assets	73,565
Property and Equipment, net	12,782
Software and Development Costs	125,000
Deposits	57,933

Total Assets	$269,280

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable and accrued expenses	$258,209
Stockholders’ loans payable	977,159

Total Current Liabilities	1,235,368

Stockholders’ Equity (Deficit):
Preferred Stock Series A Convertible, (75,000,000 shares authorized, no par value, 60,000,000 shares issued and outstanding)	20,000
Common stock, (100,000,000 shares authorized, no par value, 15,290,030 shares issued and outstanding)	1,264,899
Deficit accumulated during the development stage	(2,250,987)

Total Stockholders’ Equity (Deficit)	(966,088)

Total Liabilities and Stockholders’ Equity (Deficit)	$269,280

The accompanying notes are an integral part of these financial statements.

RS GROUP OF COMPANIES, INC.

(Formerly Rent Shield Corp.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS

For the Period from Inception (February 27, 2003) to December 31, 2003

Revenues	$58,492

Costs and Expenses:
Executive officers compensation	318,542
General and administrative expenses	287,898
Consulting expense	1,520,227
Travel and promotional expense	180,255
Depreciation expense	2,557

Total Costs and expenses	2,309,479

Net Loss before Income Taxes	(2,250,987)
Provision for (Benefit of) Income Taxes:	—

Net loss	$(2,250,987)

Earnings (Loss) Per Share:
Basic earnings (loss) per share	$(0.16)

Diluted earnings (loss) per share	$(0.05)

Basic weighted average common shares outstanding	13,878,229

Diluted weighted average common shares outstanding	43,878,229

The accompanying notes are an integral part of these financial statements.

RS GROUP OF COMPANIES, INC.

(Formerly Rent Shield Corp.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Period from Inception (February 27, 2003) to December 31, 2003

					Deficit
					Accumulated
	Common Stock		Preferred Stock		During the
	Number of		Number of		Development
	Shares	Amount	Shares	Amount	Stage	Total

At Inception on February 27, 2003	—	$—	—	$—	$—	$—
Issuance of Preferred Stock	—	—	60,000,000	20,000		20,000
Reverse merger	12,228,600	(10,101)	—	—	—	(10,101)
Issuance of Common Stock for Services	3,061,430	1,275,000	—	—	—	1,275,000
Net Loss for the Period from Inception (February 27, 2003) to December 31, 2003	—	—	—	—	(2,250,987)	(2,250,987)

Balances, December 31, 2003	15,290,030	$1,264,899	60,000,000	$20,000	$(2,250,987)	$(966,088)

The accompanying notes are an integral part of these financial statements.

RS GROUP OF COMPANIES, INC.

(Formerly Rent Shield Corp.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period from Inception (February 27, 2003) to December 31, 2003

Cash Flows from Operating Activities:
Net loss	$(2,250,987)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,557
Noncash compensation expense	1,275,000
(Increase) in accounts receivable	(58,492)
Increase in accounts payable and accrued expenses	247,895
(Increase) in deposits	(57,933)

Net cash used in operating activities	(841,960)

Cash Flows from Investing
Activities Acquisitions of fixed assets	(15,339)
Software and development costs	(125,000)
Net cash acquired in reverse acquisition	213

Net cash (used in) investing activities	(140,126)
Cash Flows from Financing Activities:
Proceeds from stockholders’ loans	977,159
Issuance of preferred stock	20,000

Net cash provided by financing activities	997,159

Net Increase in Cash and Cash Equivalents	15,073
Cash and Cash Equivalents, beginning of period	—

Cash and Cash Equivalents, end of period	$15,073

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$—

Income taxes	$—

Supplemental Disclosures of non cash financing activities:
Common stock issued as compensation	$1,275,000

Supplemental Disclosures of non cash investing activities:
Reverse acquisition:
Fair value of assets acquired other than cash	$—
Liabilities assumed	(10,314)
Common stock issued	10,101

Cash acquired	$(213)

The accompanying notes are an integral part of these financial statements.

RS GROUP OF COMPANIES, INC.

(Formerly Rent Shield Corp.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1.	The Company and Summary of Significant Accounting Policies

The Company

      On April 24, 2003 RS Group of Companies, Inc. (formerly Rent Shield Corp.) (“RS” or “Rent Shield” or “the Company”), formerly E-Hobby Network, Inc. (“E-Hobby”), and Rent Gard Corporation, (“Rent Gard”) a privately held Florida Corporation, completed a planned Stock Exchange Agreement. Rent Gard Corporation is an operating subsidiary of RS Group of Companies, Inc. and is organized to develop, market and distribute credit insurance and related products. Rent Gard Corporation provides underwriting, claims, marketing, product development, licensing and regulatory support to the credit insurance products offered by the company including its flagship product Rent ShieldTM.

      The share exchange transaction, which occurred on April 24, 2003, was accounted for as a purchase. Pursuant to the Stock Exchange Agreement, the Company issued 60,000,000 shares of its Series A Preferred Stock in exchange for all the issued and outstanding stock of Rent Gard. As a result, Rent Gard became a wholly-owned subsidiary of the Company. Pursuant to the agreement, the Company’s majority shareholder, Susan Parker, agreed to cancel 54,000,000 of her 60,000,000 shares of her post split common stock. Prior to the cancellation and issuance of shares, and giving effect to the Company’s 3-1 forward split, the Company had 66,228,600 shares of common stock issued and outstanding and no preferred shares issued and outstanding. As a result of the cancellation and issuance of shares, the Company had 12,228,600 shares of common stock issued and outstanding and 60,000,000 shares of Series A Preferred Stock issued and outstanding. Each share of preferred stock is entitled to one vote per share. As such, the new shareholders control approximately 83% of the voting shares.

      As the stockholders of Rent Gard own approximately 83% of Rent Shield’s outstanding shares, and therefore have control, they were deemed to be the acquirer and no step up in basis was reflected and no goodwill was recorded by the Company. This accounting treatment is in accordance with the Securities and Exchange Commission staff’s view that the acquisition by a public shell of assets of a business from a private company for a significant number of shares should be accounted for at historical costs and accounted for as a reverse merger.

Principles of Consolidation

      The accompanying financial statements consolidate the accounts of the parent company and its wholly-owned or majority-controlled subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The financial statements reflect the consolidation of the E-Hobby Balance Sheet as of April 24, 2003, the date of the merger.

Revenue Recognition

      The Company expects to generate its revenues from risk-free pass-through brokerage fees, commissions and from investment income. These revenues will be earned through the marketing and distribution of credit insurance and related products.

      Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance companies are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Rent Shield. A contingent commission is a commission paid by an insurance company that is based on the overall profit and/or volume of the business placed with that insurance company.

RS GROUP OF COMPANIES, INC.
(Formerly Rent Shield Corp.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 — (Continued)

      Fee revenues generated from the Brokerage segment primarily relate to fees negotiated in lieu of commissions, which are recognized in the same manner as commission revenues. Fee revenues generated from the Risk Management segment relate to third party claims administration, loss control and other risk management services, which are provided over a period of time. These fee revenues are recognized ratably as the services are rendered. The income effects of subsequent fee adjustments will be recorded when the adjustments become known.

      Brokerage expense represents commissions paid to sub-brokers related to the placement of certain business by Rent Shield. This expense is recognized in the same manner as commission revenues.

      Premiums and fees receivable in the accompanying consolidated balance sheet are net of allowances for estimated policy cancellations and doubtful accounts. Rent Shield will periodically review the adequacy of these allowances and make adjustments if necessary. The use of different estimates or assumptions could produce different results.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Software and Development Costs

      The Company capitalizes purchased software that is ready for service and development costs for marketable software incurred from the time of technological feasibility until the software is ready for use. Under the provisions of SOP 98-1, the Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized further funding for the project which it deems probable of completion and use for the function intended. Capitalized internal use software costs include only (1) external direct costs of materials and services consumed in developing or obtaining the software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and (3) interest costs incurred, when material, while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Software and Development Costs (Continued)

      Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Software development costs are amortized using the straight-line method over a range of three to seven years, but not exceeding the expected life of the product.

      The carrying value of software and development costs is regularly reviewed and a loss is recognized when the value of estimated undiscounted cash flow benefit related to the asset falls below the unamortized cost.

Use of Management’s Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

RS GROUP OF COMPANIES, INC.
(Formerly Rent Shield Corp.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 — (Continued)

Impairment of Long-Lived Assets

      The Company adopted Statement of Financial Accounting Standards No. 144 (SFAS 144) “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS 144 requires that if events or changes in circumstances indicate that the cost of long-lived assets or asset groups may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset’s carrying value to determine if a write-down to market value would be required. Long-lived assets or asset groups that meet the criteria in SFAS 144 as being held for disposal by sale are reflected at the lower of their carrying amount or fair market value, less costs to sell.

Earnings (Loss) Per Share

      The Company computes earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (SFAS 128). Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other agreements to issue common stock were exercised or converted into common stock. Diluted earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding, which includes convertible debentures, stock options and warrants.

Advertising and Promotional Costs

      Advertising expenditures of the Company’s programs and services will be expensed in the period the advertising costs are incurred.

Comprehensive Income

      The Company reports components of comprehensive income under the requirements of Statement of Financial Accounting Standards No. 130, (SFAS 130) “Reporting Comprehensive Income.” This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders’ equity.

Start-Up Activities

      Start-Up Activities are accounted for in accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-5 (SOP 98-5), “Reporting the Costs of Start-Up Activities.” SOP 98-5 requires start-up costs, as defined, to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. The Company currently expenses all start-up costs as incurred and the application of SOP 98-5 had no material impact on the Company’s financial statements.

Stock-Based Compensation

      The Company has elected to follow Accounting Principles Board Opinion No. 25, (APB 25) “Accounting for Stock Issued to Employees” in accounting for its employee stock option plans. Under APB 25, when

RS GROUP OF COMPANIES, INC.
(Formerly Rent Shield Corp.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 — (Continued)

the exercise price of the Company’s employee stock options equals or is above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      In accounting for options granted to persons other than employees, the provisions of Financial Accounting Standards Board Statement No. 123, (SFAS 123) “Accounting for Stock Based Compensation” are applied in accordance with SFAS 123 at the fair value of these options. In December 2002, SFAS 148 was issued. SFAS 148 amends SFAS 123 to require a more prominent and tabular disclosure of the pro-forma results required by SFAS 123. Both SFQS 123 and SFAS 148 had no impact on the financial statements presented.

Income Taxes

      The Company follows Statement of Financial Accounting Standards No. 109, (SFAS 109) “Accounting for Income Taxes”. SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Recent Accounting Pronouncements

      In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). The statement requires an issuer to classify a financial instrument as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. These obligations include, but are not limited to, mandatorily redeemable stock, obligations to repurchase company shares and other obligations payable in company stock. The Company has completed its assessment of the effect of the pronouncement and has determined that it will not have an impact on its financial condition, results of operations or cash flows.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. This amendment, among other things, further clarifies several implementation issues related to SFAS 133, as amended. The adoption of SFAS 149 did not have an impact on the Company’s financial condition, results of operations or cash flows.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46), which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” This interpretation provides guidance on the identification and consolidation of variable interest entities, whereby consolidation is achieved through means other than through control. FIN 46 did not have an impact on the Company’s financial condition, results of operations or cash flows.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS 148), an amendment of FASB Statement No. 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company

RS GROUP OF COMPANIES, INC.
(Formerly Rent Shield Corp.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 — (Continued)

has not elected a voluntary change in accounting to the fair value based method, and accordingly, the adoption of SFAS 148 did not have a significant impact on the Company’s results of operations or financial position.

2.	Accounts Receivable

      Accounts receivable are stated at fair value and represent initial brokerage revenues earned. This receivable was collected during January, 2004.

3.	Software and Development Costs

      As discussed in Note 1, “Summary of Significant Accounting Policies, Software and Development Costs”, the Company’s policy is to capitalize costs of software obtained for internal use only when the preliminary project stage is completed, certain contract milestones have been achieved, or the software is ready for use. During 2003 the Company contracted for the development of proprietary software to be used for its internal use and for the internet related sales and service of their products.

      During March of 2004 the Company finalized their agreement with the software developer and agreed to a payment of $25,000 before April 1, 2004 and $25,000 by July 1, 2004 and to issue the developer 600,000 shares of the Company’s common stock before April 30, 2004 upon final contract acceptance by the Company and the transfer of the software’s source code. The balance of the software costs will be recorded at that time.

4.	Related Party Transactions

      The Company engaged in various transactions with related entities controlled by (i) the Company’s Chief Executive Officer, Shareholder and a Director or his spouse and (ii) the Company’s General Counsel, Shareholder and a Director. These transactions substantially consisted of loans obtained from those parties, occupancy and expense sharing arrangements which amounted to $61,329 being charged to these individuals during 2003.

      Loans obtained from these individuals less these charges resulted in a balance of $977,159 due at December 31, 2003. These loans bear no interest and are expected to be repaid during 2004 from net operating income.

5.	Provision for Income Taxes

      For the period from inception (February 27, 2003) to December 31, 2003, the Company had accumulated losses of $2,250,987. No tax expense or benefit has been reported in the financial statements due to the uncertainty of future operations as the Company was in the development stage at December 31, 2003.

6.	Commitments and Contingencies

Employment and Consulting Agreements

      On May 6, 2003 the Company entered into an employment agreement with Lennox Gibbs to act as Chief Operating Officer of the Company. This agreement was amended during October 2003 with Mr. Gibbs relinquishing the duties of the Company’s Chief Operating Officer. The agreement granted to Mr. Gibbs 2,361,430 shares of the Company’s common stock valued by the Company at $50,000 on the date of the grant. The Employment Agreement, as amended, provided for a base annual salary of $120,000 plus benefits and was

RS GROUP OF COMPANIES, INC.
(Formerly Rent Shield Corp.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 — (Continued)

to commence on November 1, 2003 and continue until terminated. However, the salary and employment provisions of the agreement were cancelled effective November 1, 2003 by mutual consent of the parties.

      In April of 2003, the Company entered into agreements with three (3) consultants to provide services to the Company through December 31, 2008. The agreements defined their specific duties and provided compensation as well as provided for options and bonuses to be paid to the three consultants. On October 1, 2003 the Company voided the April 2003 agreements and entered into new agreements with these same three (3) consultants. The October 1, 2003 new agreements modify the compensation and rights to be provided to each of the three consultants: (i) Stephen Stonhill, who will serve as the Chairman of the Board of Directors of the Company along with providing executive management functions to the Company; (ii) John Hamilton, who will serve as the Chief Executive Officer of the Company and be responsible for the functions of that position; and (iii) Sandro Sordi, who will hold the position of General Counsel for the Company as well as also provide other executive management duties. The amended agreements are all for a term commencing October 1, 2003 and terminating on October 31, 2008 and provide that each will be paid $250,000 annually per each year of the agreements.

      On October 1, 2003 the Company, with the mutual consent of another consultant, agreed to terminate the consulting agreement entered into on July 1, 2003, which had agreed to compensate the consultant for consulting services, 2% of the gross premiums retained by the Company and further provided that a bonus of 8,000,000 shares of the Company’s common stock would be issued to the consultant upon the Company’s having attained three billion ($3,000,000,000) in insurance underwriting capacity through the assistance of the consultant.

      The Company has entered into an agreement with a consultant, for a term commencing January 1, 2004 to October 31, 2008, to provide a variety of technical, managerial and communication supports. The agreement will compensate the consultant $250,000 annually for each year of the agreement.

      The Company has also entered into employment agreements with its Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”) and Senior Vice President of Finance (“VP”). The agreements with the CFO and COO commence on January 1, 2004 and the agreement with the VP began December 1, 2003. All of the agreements shall continue until terminated and provide for salaries of $92,000, $70,000 and $80,000 per annum, respectively, along with bonus and benefits. The agreements also provide that each of these employees will be granted 50,000 shares of the Company’s common stock on April 1, 2004 and 50,000 shares each on April 1, 2005 and April 1, 2006 provided these employees are still employed by the Company on those dates.

Exclusive Business Agreements

RSASC Agreement

      The Company’s wholly-owned subsidiary, Rent Gard Corporation, on July 31, 2003 entered into an exclusive rights and services agreement with Rent Shield America Service Corporation (“RSASC”) which provided that Rent Gard would receive $1,200,000 and approximately $365,000 over a period of time beginning in September 2003 and for Rent Gard granting licenses to provide services, the “Rent Gard Contracts”, in various U.S. states and provinces in Canada, respectively. This agreement was later extended and then was terminated on March 1, 2004 with the Company acquiring 100% of the outstanding shares of RSASC and the rights granted under the agreement and issuing to the shareholder of RSASC 1,000,000 shares of the Company’s common stock.

RS GROUP OF COMPANIES, INC.
(Formerly Rent Shield Corp.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 — (Continued)

VGV Agreement

      The Company has entered into an exclusive business agreement with Value Guaranteed Vacations Inc. (“VGV”), a company formed under the laws of the Province of Ontario, and wholly-owned by the Company’s Chief Executive Officer, Director and Shareholder. VGV intends to offer an insurance product (the “Value Guaranteed Vacations Insurance Product”) to the owners of time share interests for protection against devaluation and depreciation of their time share interests. As such, the Company has entered into an exclusive agreement with VGV to provide any and all insurance in support of VGV’s insurance products at the industry’s standard compensation rate.

      The agreement is for a term of 10 years unless terminated by the parties in accordance with the early termination provisions of the agreement which include a provision that should VGV elect early termination prior to the third anniversary of the agreement, VGV shall pay the Company $4,000,000 to do so and subsequent to that date an amount equal to 50% of the present value discounted at 6% of the projected policies to be placed from the election date until the 10th anniversary date as computed by independent accountants selected by the Company.

      In addition, the Company shall have the right during the first three (3) years of the agreement to acquire 100% of the outstanding capital stock of VGV at its estimated fair market value as determined by an evaluator jointly appointed by the Company and VGV.

Shield Financial Services

      On March 1, 2004, the Company executed two agreements with Shield Financial Services (Canada) Inc. (“Shield”), a company incorporated under the laws of the Country of Canada and 51% owned by a licensed insurance broker. One agreement provides that Shield will act as the Company’s exclusive broker to place all insurance required by the Company, its subsidiaries, or for any entity that the Company has an agreement to provide insurance for. The other agreement sets forth that the Company will acquire 49% of the outstanding shares of Shield for $1 and provides for a profit sharing arrangement between the parties whereby the Company will receive 99% of the net revenues of Shield.

Leases

      The Company leases approximately 9,642 square feet of office space in Toronto, Ontario. The lease commenced on December 1, 2003 for a term of five years and provides an option for an additional five years. The lease provides for the first six months rent free and thereafter calls for an initial gross rent of $14,139 per month and includes estimates for real estate taxes, operating and utility costs. A schedule of future minimum payments under this lease is as follows:

           For the year ending December 31,

Year	Amount

2004	$113,108
2005	179,593
2006	194,489
2007	204,419
2008	206,902

$898,511

RS GROUP OF COMPANIES, INC.
(Formerly Rent Shield Corp.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 — (Continued)

7.	Stockholders’ Equity (Deficit)

Series A Convertible Preferred Stock

      On March 10, 2003 the Company amended its Articles of Incorporation and created a class of Preferred Stock, the series A convertible Preferred Stock, consisting of 75,000,000 shares, no par value.

      The series A Convertible Preferred Stock shall be convertible into the Company’s common stock at a rate of one share of common for every two shares of Series A Convertible Stock outstanding.

      In the event a dividend is declared with respect to the Company’s Common Stock prior to conversion of the Series A Convertible Preferred Stock, upon such conversion, such dividend shall be paid with respect to the Shares of Common Stock into which the Series A Convertible Preferred Stock were converted. Each share of Series A Convertible Preferred Stock shall rank on a parity with each other share of Convertible Preferred Stock, which may be created, with respect to dividends.

      On April 24, 2003, Rent Gard Corporation and RS Group of Companies, Inc. (formerly Rent Shield Corp.), (which was formerly E-Hobby Network, Inc.), a publicly traded Florida corporation, completed a planned stock exchange agreement. Under the terms of the agreement Rent Shield issued to the holders of Rent Gard’s common stock 60,000,000 shares of its Series A Preferred Stock in exchange for the outstanding shares of Rent Gard’s common stock. Each share of preferred stock is entitled to one vote per share and as such the shareholders of Rent Gard Corporation control approximately 83% of the voting shares.

Common Stock

      As a result of the April 24, 2003 Stock Exchange Agreement the Company had 12,228,600 shares of its common stock outstanding.

      On May 6, 2003 the Company granted to Mr. Lennox Gibbs, an original founder of the Company, 2,361,430 shares of the Company’s common stock valued by the Company at $50,000 on the date of the grant.

      On August 26, 2003 the Company entered into an agreement with Del Mar Consulting Group Inc., a California Corporation (“Del Mar”) for their providing investor communications and public relations services for a term from August 26, 2003 to August 30, 2004. The Company, as a commencement bonus, issued to Del Mar 500,000 shares of its common stock and also issued 200,000 shares of its common stock for their continuous service. The Company valued the 700,000 shares at $1,225,000, their estimated fair market value when issued. During the third and fourth quarter, the Company reflected the $1,225,000 for this agreement as expense. The Company has agreed to register these shares in a registration statement to be filed no later than June 30, 2004. The shares will be subject to a lock-up provision until August 30, 2004 or earlier in the event of an earlier termination of the agreement. The agreement also provides terms of compensation if Del Mar assists in providing certain new capital investment opportunities, merger or acquisition or strategic or business partnering opportunities to the Company.

8.     Subsequent Events

     RSASC Acquisition

      As discussed in Note 6, on March 1, 2004 the Company entered into an agreement to acquire 100% of the outstanding shares of RSASC, a company that it had contracted with to exclusively provide certain services in the United States and Canada. The Company acquired these shares for the issuance of 1,000,000 shares of its common stock and waiving all and any amounts due to it from RSASC.

RS GROUP OF COMPANIES, INC.
(Formerly Rent Shield Corp.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 — (Continued)

LePage Products, Inc, Joint Venture

      On February 19, 2004 the Company entered into a joint venture agreement with LePage Products Inc. (“LePage”), a company whose Chief Operating Officer, Clarence Chandran, who will become a Director of the Company effective May 1, 2004. Pursuant to the Joint Venture Agreement, LePage will co-market the Company’s financial products under LePage’s Minority Business Status in the USA. Under the terms of the five year agreement, LePage will generate a minimum of $10 million net revenue annually to the Company and LePage or its designees will receive initially 5 million shares of the Company’s common stock and, upon certain conditions being met, 800,000 shares per annum over the five years of the agreement or an additional 4 million shares in aggregate.

CIL Acquisition

      On November 18, 2003 the Company entered into a Share Purchase Agreement to purchase all of the issued and outstanding shares of Canadian Intermediaries Limited (“CIL”) of Toronto, Canada. Under the terms of the agreement, Rent Shield will acquire the shares of CIL for $5 million in a combination of stock and cash.

      Canadian Intermediaries Limited has been owned since 1995 by Stephen Stonhill, its major shareholder, who also currently serves as Chairman and a Director of Rent Shield. The Company specializes in “hard-to-place” Liability Insurance and Credit Insurance in the North American Market and is an established and respected Coverholder representing Underwriters at Lloyd’s of London. The Acquisition Agreement closing date originally scheduled to be December 15, 2003 has been extended to June 30, 2004.

Dashwood Acquisition

      On March 1, 2004 the Company entered into a definitive agreement with the Board of Directors of Dashwood, Brewer & Phipps Ltd (“Dashwood”), Lloyd’s Insurance Brokers to purchase 49% of its issued share capital.

      The acquisition of an interest in Dashwood will effectively provide Rent Shield a conduit to recapture brokerage expenses on placements of insurance related to its business operations, including its residential rental guarantee program. The transaction is subject to Dashwood’s shareholder approval and the regulatory approval under Section 21 of the Financial Services and Market Act 2000 of the United Kingdom. The Company expects such approvals to occur before June 30, 2004.

      Under the terms of the agreement Rent Shield has agreed to place insurance in the London and Lloyd’s markets through Dashwood. As consideration for the purchase, Rent Shield will pay Dashwood $2,685,000 which will be funded by brokerage commissions earned by Dashwood from insurance placed by Rent Shield through Dashwood. Through this equity position, Rent Shield will effectively recover 49% of the brokerage expenses on business it expects to place through Dashwood.

9.	Other Subsequent Events (Unaudited)

      On April 15, 2004, the Company changed its name to RS Group of Companies, Inc. to more accurately describe the diversity of its business plans.

      On April 28, 2004, the Company closed a private placement of 10,725,000 shares of Series B Convertible Preferred Stock (the “Series B Shares”), no par value, at $0.80 per share. This offering also entitled the purchaser to receive one three-year Common Stock Purchase Warrant for each Series B Share of which the

RS GROUP OF COMPANIES, INC.
(Formerly Rent Shield Corp.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 — (Continued)

first 5,137,500 warrants are exercisable at a price per share of $1.50 and the remaining 5,137,500 warrants at a price per share of $2.25. Pursuant to that private placement, the Company received a total of $8,580,000, before expenses.

      On April 30, 2004, the Company and Canadian Intermediaries Limited (“CIL”) finalized the acquisition agreement, previously discussed in Note 8, resulting in the Company acquiring all of the issued and outstanding shares of CIL.

      On June 14, 2004, the Board of Directors of RS Group of Companies, Inc. accepted the resignation of Navin Chandaria as a member of the Board of Directors, in accordance with Mr. Chandaria’s personal considerations. The Board of Directors also accepted Clarence J. Chandran’s withdrawal of consideration for the position of Chairman of the Board, which appointment was expected to be effective originally on May 1, 2004, then extended to September 1, 2004.

      In connection with the resignations of Navin Chandaria and Clarence Chandran and by mutual agreement, the joint venture agreement with LePage Products Inc. (as discussed in Note 8) and the Company was terminated with all obligations of both parties cancelled.

      As of June 30, 2004 the necessary regulatory approvals, as discussed in Note 8, to complete the Dashwood transaction had not been obtained. The parties anticipate that the approvals will now be obtained by September 30, 2004.

      On June 2, 2004, the Company completed its obligations under the Software Development Agreement with Dapasoft, Inc. as previously discussed in Note 3. Dapasoft was compensated for its services by the issuance of 600,000 shares of the Company’s common stock valued at $450,000.

      The Company engaged Ardent Advisors, LLC, Narberth, PA to serve as a management and financial consultant to the Company in connection with the April 2004 private placement of the Series B Shares. In addition to cash compensation, on June 15, 2004, Ardent was issued 500,000 shares of the Company’s common stock valued at $375,000.